SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


05061037

For the period July 2005


PROCESSED


JUL 28 2005


THOMSON
FINANCIAL

PROTHERICS PLC
(Translation of Registrant's Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-______________.

The Registrant is furnishing a copy of its annual report for the year ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: July 13, 2005

By: ________________________
Barrington M. Riley
Finance Director







ANNUAL REPORT 2005

protherics

Building a Biopharmaceutical Company

Contents

01 Highlights
04 Chairman's Statement
06 Chief Executive's Review
10 Financial Review
14 Directors and Advisers
15 Directors' Report
17 Directors' Remuneration Report
25 Corporate Governance
30 Corporate Responsibility Statement
31 Consolidated Profit and Loss Account and Consolidated Statement of Total Recognised Gains and Losses
32 Consolidated Balance Sheet
33 Company Balance Sheet
34 Consolidated Cash Flow Statement
35 Notes to the Financial Statements
56 Independent Auditors' Report
57 Statement of Directors' Responsibilities and Financial Summary
58 Notice of Annual General Meeting
60 Explanatory Notes to the Notice of Annual General Meeting
63 Form of Proxy

As a fully integrated biopharmaceutical company with R&D, regulatory, manufacturing and sales & marketing capabilities in-house, Protherics distinguishes itself from its European peers.

Highlights

Financial

- £2.6 million net loss in the year to 31 March 2005 as expected following planned investments (£1.3 million profit 31 March 2004)



- £7.3 million cash at year end (£3.3 million 31 March 2004) following £9.3 million net fundraising in July for investments in manufacturing and sales and marketing

Operational

- Excellent progress in clinical pipeline:
  - completion of outstanding Voraxaze™ studies prior to marketing applications in the US and EU
  - progression of CytoFab™ licensing discussions
  - Prolarix™ (previously NQO2) Phase I study started and encouraging data seen to date indicating activation of prodrug
  - selection of novel adjuvant for new Angiotensin Vaccine formulation
- Second CroFab™ and DigiFab™ filling and freeze-drying contractor approved in the US
- Appointment of key sales and marketing executives
- Early stage IP and know-how out-licensed and Porton Down research facility transferred to UK start-up company

Turnover
Continuing operations

Operating profit
Continuing operations before goodwill amortisation

Operating loss
Continuing operations before goodwill amortisation

Year	Turnover	Operating profit	Operating loss
01	£3.5m		(£4.1m)
02	£6.9m		(£2.2m)
03	£11.3m		(£0.6m)
04	£21.0m	£2.0m	
05	£18.8m		(£1.5m)

Protherics Today

"Protherics today is at a very interesting point in its development. Our revenue stream has the potential to expand rapidly as we obtain further marketing approvals and margins are also expected to improve as we implement manufacturing efficiencies. Meanwhile, our pipeline products have made excellent progress and we are encouraged by licensing discussions with a number of parties on our sepsis product, CytoFab™. With the progress that is being made across the business, we believe there is the potential to deliver substantial upside for our shareholders."

Stuart Wallis, Chairman





Nashville, Tennessee, USA

Product	Application	Preclinical	Phase I	Phase II
CroFab™	Pit viper antivenom			
DigiFab™	Digoxin antidote			
TSE testing	Royalty from BSEpost mortem diagnostic test			
ViperaTAb™	Common adder antivenom			
Voraxaze™	MTX metabolising enzyme			
CytoFab™	Severe sepsis			Preparing for Phase III
Prolarix™	Primary liver tumours		On-going	
Angiotensin Vaccine	High blood pressure	New formulation testing		



London, Runcorn, Llandysul, UK



Adelaide, South Australia



Phase III	Pre-registration	Marketed in Territories	Market potential
		US	$80m
		US	$25m
		Global	$20m
		EU	$4m
	On-going		$200m
			>$1bn
			>$1bn
			>$1bn



Stuart Wallis

Chairman

The first part of our financial year ending 31 March 2005 saw continued growth in the biotech sector, with a number of IPO's and secondary offerings in both Europe and the US. Into 2005, growth has softened, with a retrenchment of valuations from their highs at the end of 2004.

At Protherics, we raised £9.3 million (net) in July 2004 for two key purposes: first, to improve our manufacturing capacity and margins, and second, to provide additional capital to fund the building of a small, specialist sales and marketing team to sell Voraxaze in Europe and the US. Over the next two years, these investments should improve both our top line (from increasing Voraxaze™ sales once marketing approval is granted) and bottom line (by improving CroFab™ margins).

Our turnover in the year ended 31 March 2005 was £18.8 million, down £2.2 million from the previous year as a consequence of a scheduled royalty reduction and the currency effects of the weakened dollar. Operating loss for the year was £2.5 million, in-line with expectations, as a result of the reduction in turnover together with increased investments made following the July fundraising.

The consolidation of Enact Pharma PLC has been completed as planned. We out-licensed the non-core early stage projects, along with the Porton Down facility and staff, to Morvus Technology Limited, a start up founded by Professor Tony Atkinson, whilst retaining the option to license products derived from our know how.

We have revenues from five products, have achieved two FDA approvals, and have further submissions planned. We also have an exciting R&D pipeline with products ranging from pre-clinical development to regulatory review stages, targeting both specialist and large markets.

Strategic Direction

As a fully integrated biopharmaceutical company with R&D, regulatory, manufacturing and sales and marketing capabilities in-house, Protherics distinguishes itself from its European peers.

We have revenues from five products, have achieved two FDA approvals, and have further submissions planned. Through our operations in the UK, Australia and the US, we have considerable manufacturing, regulatory and sales and marketing expertise. We also have an exciting R&D pipeline with products ranging from pre-clinical development to regulatory review stages, targeting both specialist and large markets.

Over the past year, good progress has been made in all of these areas, despite a challenging economic environment. The opportunity now is to leverage our in-house capabilities through M&A and in-licensing to add additional products and programmes. This will help grow our revenue stream and strengthen our development pipeline.

Board Changes

Professor Tony Atkinson, formerly Chief Executive of Enact, left the Protherics Board in April 2005 to pursue other business interests. I would like to thank Tony for his help in integrating the Enact Group into Protherics. His sound scientific advice has made a significant contribution to the direction of our R&D programme. Tony will continue to advise Protherics in his role as a consultant to the company.

We have also announced that David Gration will be stepping down from the Board following the AGM in July. David was formerly Executive Chairman of Proteus, prior to the merger with Therapeutic Antibodies to form Protherics. David has played an outstanding role, not only in the integration of the two businesses, but as Deputy Chairman in the six years since the merger. He has provided excellent support and assistance to me and the Board during a period of significant change and I would like to thank him for his major contribution over this time.

Stuart Wallis
Chairman


1 2 3 4 5 6 7 8 9

Andrew Heath

Chief Executive Officer

Overview

Protherics has a unique business model amongst its peer group of UK Biopharma companies. We have both a recognised revenue stream in stable, niche markets from our polyclonal antibody business, together with a vibrant development pipeline with an opportunity to add significant value with relatively modest additional investment.

With the submission of our Voraxaze™ marketing applications now imminent, we expect to see the effect of Voraxaze™ sales in our financial year ending 31 March 2007. Revenues from Voraxaze™ will help support the further clinical development of our Prolarix™ (previously NQO2) and Angiotensin Vaccine programmes. Meanwhile, CytoFab™ is currently under review by a number of major pharmaceutical companies and we are encouraged by the feedback to date.

We raised £9.3 million (net of expenses) in July to progress manufacturing improvements, particularly for CroFab™, and to enhance our sales and marketing efforts to increase the potential returns from Voraxaze™.

The building of our small, focused sales force to sell Voraxaze™ in the US and Europe is progressing according to schedule. This team will be targeting a core group of leading oncologists prescribing high dose methotrexate. We believe there is a significant opportunity for Protherics to develop and market additional products targeted at hospital based medical specialists. The addition of products to complement Voraxaze™ in our sales mix, together with the acquisition of late stage programmes to broaden our development pipeline, remains a key priority.

R&D Operations

Last summer, we completed the integration of Enact following its acquisition in 2003. We have divested some early stage research projects and the Porton Down facility to Morvus Technology Limited for an equity stake and rights of first refusal on certain technologies developed by Morvus. Intellectual property around nerve regeneration using nanotechnology was transferred to another start-up company, NanoMor BioMedical Limited, in exchange for potential royalties.

Manufacturing Operations

The final stage of the expansion of our manufacturing capability at our Welsh plant will be completed over the summer of 2005 as we integrate the new clean rooms with our existing facilities. To ensure that this does not impact our ability to supply the market, and to allow for review of data on the expanded facility by the FDA, we have increased our stock levels ahead of this shutdown.

At the same time, work on the new CroFab™ manufacturing process continues. This process is designed to improve yields and considerably enhance plant throughput. Because of the scope of the changes, FDA approval is required and we expect product from the new process to be approved towards the end of 2007. The manufacturing changes for CroFab™ will also benefit CytoFab™ since the technology is similar for both products. These process improvements, together with the expansion of the facility, should give us the capability to meet much larger demands for product in the future with only limited additional investment.

We have recently received FDA approval for a second filling and freeze drying contractor, Chesapeake Biological Laboratories (CBL) in the US, in addition to the existing contractor, Mayne Pharma in Australia. This provides additional security of supply for both CroFab™ and DigiFab™ and places some of our manufacturing costs in the US, providing a natural hedge against our US dollar incomes.

We have a recognised revenue stream in stable, niche markets from our polyclonal antibody business, together with a vibrant development pipeline with an opportunity to add significant value with relatively modest additional investment.

Our sheep flocks in Australia supply the serum which forms the primary raw material for our manufacturing plant in Wales. We have now built, as a risk management initiative, a two year strategic inventory of this basic feedstock. This, coupled with yield improvements, has enabled us to reduce sheep numbers from 10,000 in April 2004 to 3,500 in April 2005. It has also enabled us to stop production at our out-sourced serum production facility in Tasmania, although this capability will remain available to us should the need arise.

Marketed Products

CroFab™ – management of crotalid (including rattlesnake) envenomations

Sales of CroFab™, our polyclonal antibody fragment for the management of crotalid envenomations, to our sales and marketing partner, Altana, increased by 5% in volume terms compared to the prior year. As reported at the interim results, the weak US dollar, together with a scheduled reduction in royalty rates from Altana to 50% of their net sales, impacts the revenues from this product. This has resulted in sales of £11.4 million against £13.2 million in the prior year.

CroFab™ is currently the only product marketed for crotalid (pit viper) bites in the US and today has captured about half of a potential $80 million US market. Future orders from Altana remain strong, and we are working together to better demonstrate the benefits of using CroFab™ in milder Copperhead bites, expanding the product's reach into States less familiar with its use.

DigiFab™ – treatment for digoxin toxicity and overdose

Sales of DigiFab™, our polyclonal antibody fragment for the treatment of life-threatening digoxin toxicity or overdose, to Altana increased in volume terms by 11% compared to the prior year. Unlike CroFab™, there is no change to the overall split with Altana, which remains at 50% of their net sales revenues. Sales revenues improved to £5.9 million, against £5.7 million, with dollar weakness moderating the increase.

We estimate that the US market is worth around $25 million per annum, and this is shared about equally with GlaxoSmithKline's Digibind®. Altana is currently estimating both an increase in market share and in sales to the marketplace in the coming year. However, we believe that Altana will be lowering their own average inventory levels of DigiFab™ which may lead to decreased revenues to Protherics over the next one to two years. A marketing application for DigiFab™ was filed in the UK in August 2004 as the first step in attaining approval in the EU. Gaining access to a European market estimated at around €5 million per annum should further increase the sales opportunity for this product.

We expect our agreement with Altana for the sales and marketing of CroFab™ and DigiFab™ to be renewed at Altana's option later this year, for a further five years. Looking forward, this agreement will terminate in 2010. We view this as an important opportunity to re-examine how these products are marketed and sold in the US and retain more value from them.

ViperaTAb™ – management of common adder envenomations

Named patient sales of ViperaTAb™, our polyclonal antibody fragment for the management of common adder (*Vipera berus*) envenomations, were £0.2 million for the year as against £0.3 million in the prior year. We have cancelled our agreement with Swedish Orphan for the distribution of ViperaTAb™ beyond Scandinavia and are exploring other opportunities for wider European distribution, including using our own in-house sales and marketing team.



Enfer TSE Assay – test for Bovine Spongiform Encephalopathy (BSE)

Competition in Europe for BSE testing of cattle carcases has intensified over the past year, with seven new tests being approved by the European Commission in February 2005, bringing the total to twelve. We understand that competition has been particularly intense in Ireland, the home market of our licensee, Enfer Scientific Limited. As a result, we have seen royalty income fall from £1.4 million in 2004 to £0.7 million in 2005. Enfer received approval of an improved version of their test from the European Commission in February 2005 and this may allow it to regain some ground in Europe.

The Enfer TSE Assay has been approved for sale in the US, through its global distribution partner Abbott Laboratories. The US Department of Agriculture does not, as yet, require routine testing of cattle, and so its use remains at a low level. However, this situation could change rapidly should additional cases of BSE be discovered in the US, or if there is further pressure from its export markets to conduct more widespread testing for BSE.

R&D Pipeline Update

Voraxaze™ – prevention or treatment of methotrexate toxicity

Voraxaze™ [glucarpidase] has been developed as an adjunctive treatment for patients experiencing toxicity, or at risk of toxicity, due to methotrexate (MTX). The elimination of MTX from the body can be delayed in patients who receive high doses to treat their cancer and this can result in serious and sometimes life-threatening toxicity. Voraxaze™ is an enzyme which rapidly breaks down MTX thereby reducing the time that a patient is exposed to potentially toxic concentrations. Use of Voraxaze™ will enable the oncologist to control the time that a patient is exposed to MTX and thus facilitate optimisation of their cancer treatment. There are no other drug therapies available that can achieve this.

Since Protherics acquired Voraxaze™ in June 2003 the Company has completed additional preclinical and clinical studies to support the marketing authorisation applications in the US and EU. The preparation of the applications is ongoing and submissions are expected in the coming weeks. Protherics is also evaluating other ways to use Voraxaze™ to optimise treatment with MTX.

Voraxaze™ continues to be available on a compassionate use basis in the US and on a named patient basis in Europe and elsewhere. Named patient sales of Voraxaze™ increased, particularly in the second half of the year, to £0.5 million, through growing awareness of the product in Europe.

CytoFab™ – treatment of severe sepsis

CytoFab™ is based on the same polyclonal antibody technology as CroFab™ and DigiFab™ and binds TNF-alpha, a key molecule involved in inflammation. It has been developed to treat sepsis, a disease that affects about 750,000 people per year in the US and which has a mortality rate in excess of 30%. There is only one product approved for the treatment of sepsis, Xigris® (Lilly), but its use is restricted to a small subset of patients because of its safety profile. CytoFab™ has the potential to treat a much broader patient population than Xigris® and we believe CytoFab™ could be the second product to market, with FDA approval possible in 2009.

A Phase IIb study with CytoFab™ has shown significant reductions in the time patients spent in the intensive care unit and on mechanical ventilation relative to placebo, with a trend to improved survival. Two end-of-Phase II meetings were held with the FDA, one to discuss the Phase III programme and the other manufacture of the product. Agreements on how to proceed have been reached in principle in both areas and work on the manufacturing process to improve the costs of goods is ongoing.

The positive Phase IIb data and FDA agreement that CytoFab™ is ready to be taken into Phase III has stimulated interest from a number of potential licensing partners. Discussions with several companies are ongoing and we are encouraged by their feedback to date.

Prolarix™ (previously NQO2) – targeted prodrug for cancer

Prolarix™ is a small molecule based chemotherapy involving the co-administration of a prodrug, tretazicar (previously CB 1954) with a co-substrate, caricotamide (previously EP-0152R). In the presence of caricotamide, tretazicar is converted to a highly potent cytotoxic agent by an enzyme, NQO2, which is present at higher levels in tumours than in most normal tissues, including those that are often sensitive to other cytotoxic agents, such as bone marrow. Prolarix™ thus has the potential to be a highly selective anticancer agent, killing cancer cells but sparing normal cells.

A Phase I study in patients with solid tumours is underway in the UK under the auspices of Cancer Research UK (CRUK), and nine patients have been enrolled in the study to date. The study is designed to identify the doses of both tretazicar and caricotamide to take forward into Phase II based on safety and pharmacokinetics.

We are very pleased to say that both tretazicar and caricotamide have been well-tolerated and the dose of the former has been increased as planned. The anticipated reductions in the levels of tretazicar in the blood have been observed in the presence, but not the absence, of caricotamide, providing some evidence that it is being converted to the active cytotoxic agent by NQO2. We consider this a major milestone in the development of this promising cancer therapy.

Patients who tolerate Prolarix™ can receive up to six cycles of treatment in the Phase I study, which may also provide an opportunity for Protherics to obtain some early data on efficacy. Preliminary results from the Phase I study are expected to be available before the end of 2005.

With the submission of our Voraxaze™ marketing applications now imminent, we expect to see the effects of Voraxaze™ sales in our financial year ended 31 March 2007.

Protherics has selected primary liver cancer (hepatocellular carcinoma, HCC) as the target indication for Phase II based on it providing the greatest differential in NQO2 activity observed between liver tumours and normal tissue; it is anticipated that a Phase II study will be initiated in 2006. HCC is one of the five most common cancers in the world and is increasing in the US and EU as a consequence of hepatitis infection. There are no therapeutic agents specifically approved for use in HCC and those that are used have had little impact on survival, with less than 5% of patients living more than 5 years.

Angiotensin Vaccine – management of high blood pressure

Although high blood pressure (hypertension) can be treated with oral therapies, compliance with such treatments is very poor because people with mild to moderate hypertension generally feel well. It is estimated that 70% of patients fail to take their medication as prescribed. As hypertension is a major factor in stroke and heart disease, failure to control blood pressure can have serious consequences. Protherics is therefore developing a vaccine designed to maintain control of blood pressure with only periodic injections. The vaccine produces antibodies to one of the hormones involved in the regulation of blood pressure, angiotensin.

Angiotensin Vaccine has been evaluated in a series of studies and effects on the renin-angiotensin system, but not blood pressure, have been observed in patients with hypertension to date. In order to stimulate the immune system to produce more antibodies to angiotensin, which is expected to result in a reduction in blood pressure, several different formulations of the vaccine, containing novel adjuvants, have been investigated.

One of the formulations, containing a proprietary adjuvant, increased the antibody response in animals by about 10-fold relative to the formulation used in the previous clinical study which contained alhydrogel as adjuvant. Further preclinical studies are ongoing with this new formulation to support its use in a Phase IIa study, planned for 2006.

Treatments for high blood pressure form the largest segment of the pharmaceutical market with annual sales of over $30bn. It is the Company's intention to out-license the vaccine following successful completion of the Phase IIa study.

Looking Forward

Important progress has been made with our development programmes over the last 12-18 months and there is an encouraging level of external interest in CytoFab™ as a major late stage development opportunity. Filings for Voraxaze™ marketing approval are planned for mid-2005, and we are hopeful of receiving approval to market DigiFab™ in the UK before the end of the year, followed by a planned roll-out to the rest of Europe. The identification of an adjuvant which we can use to improve the Angiotensin Vaccine has given renewed impetus to this programme.

The investments outlined at the time of our fundraising in 2004 are well underway in manufacturing process improvements and sales and marketing initiatives. Although, as we indicated at the time, this additional investment, together with the weakness of the US dollar, would impact turnover and profitability, the financial results are in line with our expectations.

Protected by our existing revenue streams, we see a real opportunity to meet key milestones in our development programmes, and demonstrate the considerable value in our pipeline for our shareholders. We also recognise the need to broaden our portfolio of marketed products and development pipeline to leverage our full capabilities and continue to pursue licensing and M&A opportunities.

Andrew J Heath
Chief Executive Officer





Barry Riley

Finance Director

Currency effects

Turnover of CroFab™ and DigiFab™ occurs almost entirely in US dollars. We have gained substantial benefit from our policy of hedging our expected dollar sales on a rolling 12 month basis. This has delayed but cannot totally eliminate the effects of the weakening dollar and the overall result has been to achieve an average rate of $1.70 against the pound in the year to 31 March 2005. The unhedged average rate over the same period was $1.84 to the pound. The corresponding figures for the prior year were a hedged average rate of $1.52 against an unhedged average of $1.69 to the pound.

Turnover

As indicated above, the continued weakening of the US dollar has a significant impact on results reported in pounds sterling. Total CroFab™ revenues in sterling were £11.4 million in the year to 31 March 2005 (at an average rate of $1.70 per pound) against £13.2 million in the prior year (at an average rate of $1.52 per pound). Translated at the current rate of $1.70 per pound, the prior year would have shown turnover of £11.7 million.

CroFab™ results as against the prior year were also impacted by another important factor. As previously reported, from October 2003 (the third anniversary of the first sales of the product) our share of the net sales revenues achieved by our sales and marketing partner, Altana, reduced from 60% to 50%. This additional share of revenue was worth £1.5 million in the prior year.

DigiFab™ sales increased to £5.9 million in the year to 31 March 2005, against £5.7 million in the prior year (there was also an additional final milestone payment of £0.3 million received in the prior year). At the current exchange rate of $1.70 to the pound, the previous year's sales would have shown a figure of £5.1 million. The increase over the prior year reflects increased orders from Altana.

Named patient sales of Voraxaze™ increased to £0.5 million from £0.1 million in the previous year, when product sales commenced in January 2004. Improved product awareness within the medical community has been reflected in stronger sales in the second half of the year, although the full potential of the product will not be realised until marketing approval is achieved.

Royalty income from BSE testing has continued to suffer from the increasing competition and pricing pressures apparent at the half year, and revenues were £0.7 million for the full year, down from £1.4 million in the prior year.

ViperaTAb™ sales were £0.2 million for the year to 31 March 2005, slightly down on the prior year's figure of £0.3 million. Changes are being made to distribution arrangements for ViperTAb™ to increase market penetration beyond Scandinavia to the rest of Europe.

Other income was £0.1 million for the year.

Cost of Sales

Cost of sales reduced to £8.8 million in the year to 31 March 2005, from £9.5 million in the prior year.

Funds have been raised to undertake a planned programme of expenditure designed to improve the fundamental economics of our manufacturing process, and position the Company to maximise the potential of Voraxaze™.

Unlike US dollar denominated turnover, where currency movements have lowered the results reported in Sterling, manufacturing costs are largely incurred in Sterling and Australian dollars. Stripping out licensing income from BSE, other income and milestones, margins on manufactured products have been held at 51%, in-line with the prior year.

Operating expenses

As anticipated, we have increased our operating expenses, as we undertake planned increases in development spending, including manufacturing changes, and sales and marketing.

Research and development expenditure has increased from £3.7 million in the prior year to £4.5 million, as further work is undertaken on Voraxaze™, ahead of the anticipated regulatory submissions. In addition, work is under way on the process improvements for CroFab™ together with modest spending on defining the scaled up CytoFab™ process.

General and administrative spending has increased from £5.9 million in the prior year to £7.0 million in the year to 31 March 2005, largely as a result of the build-up of sales and marketing capability and Voraxaze™ pre-launch planning.

Operating results

Goodwill amortisation of £1.0 million in the year to 31 March 2005 represents a full year's charge and compares to a charge of £0.8 million in the previous year, following the acquisition of Enact Pharma PLC in June 2003. Operating loss before goodwill amortisation for the year was £1.5 million, against a profit of £2.0 million in the prior year. The anticipated move into loss resulted from the decreased pound sterling revenues on US dollar sales and planned increases in operating expenses.

After goodwill amortisation, operating loss was £2.5 million in the year to 31 March 2005, compared to a profit of £1.2 million in the prior year.

Interest receivable and payable

Interest receivable increased to £0.2 million in the year to 31 March 2005 from £0.1 million in the previous year as a result of the increased cash balances following the fund raising in the summer of 2004.

Interest payable has increased to £0.7 million from £0.5 million in the prior year, as financing charges on capital expenditure have increased following the recent expansions at our manufacturing operation in Wales. Conversions in January 2005 of a considerable proportion of the £7.2 million 6% unsecured convertible loan notes (which largely financed the Enact acquisition) have offset the increased interest charge resulting from a full year's inclusion of this debt instrument.

Results before and after tax

Loss before tax was £2.9 million in the year to 31 March 2005, compared to a profit of £0.8 million in the previous year. A tax credit of







£0.3 million has been recorded for the year, arising from credits on research and development expenditure. The previous year's credit of £0.5 million was a combination of the research and development tax credit, combined with a small increase in deferred tax assets in respect of overseas subsidiary operations. After tax, the loss for the year to 31 March 2005 was £2.6 million compared to a profit after tax and minority interests of £1.3 million in the year to 31 March 2004.

Before goodwill amortisation of £1.0 million, basic and fully diluted loss per share for the year was 0.71 pence against a profit of 0.99 pence per share in the prior year. Basic and fully diluted loss per share for the year was 1.15 pence per share for the year to 31 March 2005, compared to a profit of 0.61 pence per share in the previous year.

Balance sheet

Our balance sheet was strengthened over the year, with net assets at 31 March 2005 of £25.2 million, compared to £15.3 million at the end of the prior year. Intangible fixed assets reduced to £9.3 million at 31 March 2005 from £9.8 million, mainly from amortisation of the goodwill recognised on the acquisition of Enact. Tangible fixed assets have also shown a slight reduction to £7.0 million from £7.5 million, as depreciation charges in the year more than offset fixed asset additions.

A shutdown of our manufacturing facility in Wales is planned in early summer 2005 to integrate the new manufacturing capacity with the existing facility. We have built stocks of bulk CroFab™ and DigiFab™ to secure supply to the markets through this period. Coupled with our earlier decision to hold a two year strategic stock of the basic raw material, serum from our sheep in Australia, for risk management purposes, stock levels have increased to £12.8 million from £9.7 million at the previous year end.

A small investment of £0.2 million represents the value of shares held in Morvus Technology Limited, following the out-licensing of some early stage research projects and the transfer of the Porton Down research facility and its staff.

Cash at bank and in hand has increased to £7.3 million from £3.3 million as a result of the fundraising in July 2004.

Creditors due within one year declined to £9.3 million at 31 March 2005 from £9.8 million, with a reduction in deferred income partly offset by increases in other creditors. Creditors falling due after more than one year have declined to £5.9 million from £9.4 million, largely due to conversions of the 6% convertible unsecured loan notes since December 2004, the first opportunity for conversion under the terms of the loan notes.

Called up equity share capital increased to £4.8 million from £4.2 million, and share premium account increased to £77.9 million from £66.0 million at the prior year end. These transactions reflect the fundraising in July 2004 and conversion of the 6% loan notes referred to above, less expenses of the share issues.

Liquidity and cash flow

Net cash outflow from operations was £3.1 million in the year, compared to an inflow of £0.6 million in the previous year, driven by the operating losses and increased working capital requirements explained above. Tax credits received contributed cash of £0.3 million. Although cash payments to acquire fixed assets were lower than the prior year, there was an increase in cash outflow from capital expenditure, to £1.1 million from £0.8 million in the previous year, as a result of lower capital grants being received in the year from the Welsh Development Agency.

The previous year showed a cash outflow of £1.3 million from the Enact acquisition, which was not repeated in the year to 31 March 2005. Net cash inflow from financing (after loan repayments) was £8.3 million in the year, with net issue of share capital contributing £9.2 million. The equivalent figure for the previous year showed a net inflow from financing of £2.4 million.

International Financial Reporting Standards (IFRS)

The Group is required to adopt IFRS for the financial year ending 31 March 2006, and will report its interim results to 30 September 2005 under IFRS. This will involve the reconciliation of the results for the year ended 31 March 2005 and the re-statement of the balance sheet at 31 March 2005 to IFRS, and the preparation of an opening balance sheet at 1 April 2004 under IFRS. Work is well under way on this project.

Assuming the successful conclusion of our investment programmes over the next two years, we anticipate a positive impact from increased Voraxaze™ sales post-approval, and significantly lower cost of sales for CroFab™.

We expect that, under IFRS, the Group will not be required to amortise the goodwill arising on the acquisition of Enact on an annual basis, although ongoing consideration of the valuation for possible impairment will be required. An increased charge for share-based compensation (which is widely used in the biotechnology sector) is also anticipated. We anticipate we will continue to hedge our US dollar receivables, but under IFRS, the gains/losses will not be reflected in turnover, but will be included as other income/expense. In addition, IFRS will require us to value our forward contracts at each period end, thereby accelerating the impact on the accounts. Potentially major change for pharmaceutical and biotechnology companies may arise from the treatment of costs for later stage clinical trials and development under IAS38, where some internal development costs could be capitalised. These may require consideration on a case by case basis, and it is currently too early to give guidance on the application in specific cases.

Overall, the impact on the Group's earnings of the changes required under IFRS is anticipated to be positive in the foreseeable future.

Summary

In July 2004, we raised funds to undertake a planned programme of expenditure designed to improve the fundamental economics of our manufacturing process, and position the Company to maximise the potential of Voraxaze™. As predicted, the planned increase in expenditure, together with the continued weakness of the US dollar, has resulted in losses in the year just ended which were in line with our expectations. We also expect that the current financial year to 31 March 2006 will show a similar pattern, as the US dollar remains weak and these planned investments continue. Assuming the successful conclusion of these programmes, we anticipate a positive impact from increased Voraxaze™ sales post-approval, and significantly lower costs of sales for CroFab™.

Barry Riley
Finance Director



Advisers

Company Secretary and Registered Office

Barrington Marshall Riley, BA, FCA
Protherics PLC
The Heath Business & Technical Park
Runcorn Cheshire WA7 4QF

Legal Advisers

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Registrars and Transfer Office

Neville Registrars Limited
Neville House
18 Laurel Lane
Halesowen
West Midlands B63 3DA

Financial Advisers and Joint Brokers

Code Securities Limited
30 St. James' Square
London SW1Y 4AL

Independent Auditors

PricewaterhouseCoopers LLP
101 Barbirolli Square
Lower Mosley Street
Manchester M2 3PW

Patent Agents

Frank B Dehn & Co
Chartered Patent Agents
179 Queen Victoria Street
London EC4V 4EL

Joint Brokers

Panmure Gordon & Co
155 Moorgate
London EC2M 6XB

Bankers

Barclays Bank Plc
1 Churchill Place
London E14 5HP

Financial PR

Financial Dynamics
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Executive Directors

Andrew John Heath, MD, PhD *(Chief Executive Officer) (57)*
Andrew Heath has considerable experience in the pharmaceutical industry with Glaxo Inc. and Astra USA, Inc. He joined Therapeutic Antibodies Inc. as Chief Executive Officer in March 1998, and became Chief Executive Officer of the Company on the merger of Therapeutic Antibodies Inc. and Proteus International plc in September 1999. He is also a non-executive director of XL TechGroup Inc.

Barrington Marshall Riley, BA, FCA *(Finance Director) (56)*
Barry Riley was previously a divisional finance and administration manager and the Company Secretary of the UK operations of FMC Corporation, the U.S.-based group. He joined the Company in April 1995 and was appointed to the Board in July 1995.

James Campbell Christie, BSc, MBA *(Operations Director) (47)*
James Christie was previously Director of Operations at Centocor B.V. a subsidiary of Centocor Inc., a US biopharmaceutical company. He joined Therapeutic Antibodies Inc. in 1998 and was appointed to the Board in September 1999. He has management responsibility for quality control, the Company's Australian operations and its manufacturing facility in Wales.

Non-Executive Directors

Stuart Michael Wallis, FCA, ATII *(Chairman) (59)*
Stuart Wallis was previously the Chief Executive Officer of Fisons plc and Chairman of communisis plc and is currently Chairman of Trident Components Group Limited, Plethora Solution Holdings PLC and The Simply Smart Group Limited. He is also a director of Euromax International Inc. He became Chairman of Therapeutic Antibodies Inc in September 1998.

David Whitnall Gration, FRPharmS *(Deputy Chairman) (66)*
David Gration was Executive Chairman of Proteus International PLC from August 1996 to September 1999, when he stepped down to a non-executive position. He is also a non-executive director of Avicenna plc, and is Chairman of SRS Technology PLC. He has over thirty years' experience of the pharmaceutical industry, having held senior positions at The Boots Company PLC, Wyeth Laboratories Ltd and Celltech Group Plc.

Garry Watts, FCA *(48)*
Garry Watts is currently the Chief Executive Officer of SSL International PLC having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency (MHRA), where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the UK healthcare and life science practice.

John Robert Brown, PhD, MBA *(50)*
John Brown was previously the Chief Executive Officer of Acambis PLC having previously held the position of Finance Director. Before joining Acambis, he was Head of Research at Sutherland and Partners and also worked at PA Consulting. He is currently also the Chairman of the Roslin Institute and a non-executive director of Pharmagene PLC.

Directors' **Report**

The Directors present their report and the audited financial statements for the year ended 31 March 2005.

Activities

The principal activity of the Group is the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. A review of the operations of the Group and future prospects is included in the Chairman's Statement and Chief Executive's Review on pages 4 to 9.

Results and dividends

The results of the Group for the year are set out in the consolidated profit and loss account on page 31. The directors do not recommend the payment of a dividend for the year (2004: £nil).

Directors

The Directors of the Company who held office throughout the year, unless otherwise stated, and subsequent changes are as follows:

Executive Directors
A J Heath
B M Riley
J C Christie
A Atkinson (became non-executive on 22 April 2004)

Non-Executive Directors
S M Wallis
D W Gration
G Watts
J R Brown
A Atkinson (previously executive director, resigned 19 April 2005)
M S Brown (resigned 16 April 2004)
M Peagram (resigned 16 April 2004)

Particulars of the interests of the directors in the ordinary shares of the Company are set out in note 5 to the financial statements and their interest in share options are set out in the remuneration report on pages 17 to 24.

Creditor payment policy

It is the Group's policy to agree payment terms with suppliers at the commencement of trading relationships and to abide by those terms. Trade creditors of the Company at 31 March 2005 as reported in note 15 were £770,000 (31 March 2004: £593,000) and related mainly to purchases made on behalf of the Group. This represented 89 days of average daily purchases (31 March 2004: 74 days).

Substantial shareholdings

So far as is known to the Company, the only persons who, directly or indirectly, were interested in 3 per cent or more of the Company's share capital at 1 June 2005 were as follows:

	Number of shares	Percentage of Issued capital
Framlington Investment Management Limited	26,267,615	10.84%
Morley Fund Management	25,020,049	10.32%
Insight Investment Management	14,513,744	5.99%
M&G Investment Management	12,287,209	5.07%
Fidelity Investments	12,001,959	4.95%
Invesco	9,816,867	4.05%
Legal & General Investment Management	8,015,800	3.31%
Artemis Investment Management	7,951,406	3.28%

Share capital

Details of shares issued during the year and outstanding options are given in Note 18 to the financial statements.

Research and development

The Group continues to carry out research and development as detailed in the Chief Executive's Review. Total research and development expenditure during the year was £4,533,000 (2004: £3,668,000).

Employees

Briefing and consultative procedures exist throughout the Group to keep employees informed on general business issues and other matters of concern. The Company has a policy of offering share options to all eligible employees, subject to availability under the option plan rules.

The Group does not discriminate between employees and prospective employees on grounds of race, religion or gender. Every effort is made to provide the same opportunities to disabled persons as to others and for those employees becoming disabled during their employment.

Charitable and political donations

Charitable donations of £150 were made during the year (2004: £1,300).

Auditors

PricewaterhouseCoopers LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the Annual General Meeting.

Annual General Meeting

Explanatory information concerning the resolutions to be proposed at the Annual General Meeting to be held on 20 July 2005 is set out on page 60.

Approved by the Board on 7 June 2005 and signed on its behalf

B M Riley
Secretary

Directors' **Remuneration Report**

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Regulations require the auditors to report to the Company's members on the "auditable part" of the directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee which is constituted in accordance with the recommendations of the Combined Code. The members of the Committee comprised D W Gration, G Watts, J R Brown, and S M Wallis. The Committee was chaired by D W Gration until 15 March 2005, when J R Brown was appointed Chairman of the Committee. D W Gration remains a member of the Committee. M S Brown was a member of the Committee until 16 April 2004.

None of the Committee has any personal financial interest (other than as shareholders, convertible loan note holders and share option holders as disclosed later in this report), conflicts of interest arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board. No director plays a part in any discussion about his or her own remuneration.

Using the services of Deloitte & Touche LLP, the Committee undertook a review of the Company's existing directors' remuneration arrangements, including surveying a peer group of small biotechnology companies and advising on changes to share-based compensation arrangements to align the Company's arrangements with current best practice. Deloitte & Touche LLP were also appointed by the Board to report on the Group's working capital requirements in connection with the Listing Particulars issued by the Company on 20 January 2005. The Committee also consulted A J Heath (Chief Executive Officer) in determining the remuneration of the other executive directors and senior employees. At the Extraordinary General Meeting held on 27 January 2005, the shareholders approved the new share-based compensation structure.

Remuneration Policy

Executive remuneration packages are prudently designed to attract, motivate and retain directors of the necessary calibre and to reward them for enhancing value to shareholders. The performance measurement of the executive directors and key members of senior management and the determination of their annual remuneration package is undertaken by the Remuneration Committee. The remuneration of the non-executive directors is determined by the Board within limits set out in the Articles of Association.

There are five main elements of the remuneration package for executive directors and senior management:

- Basic salaries and benefits in kind
- Share option plans
- Long Term Incentive Plan (the "LTIP")
- Annual incentive and Deferred Bonus Plan (the "DBP")
- Pensions

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance related. As described below, executive directors may earn annual incentive payments, the maximum of which was between 30% and 50% of their basic salary. In addition, the directors benefit from participation in share-based compensation plans. With the adoption of the DBP, the future maximum bonus opportunity for all executive directors has been set at 50%.

Executive directors are entitled to accept appointments outside the Company providing that the Chairman's permission is sought. A J Heath (Chief Executive Officer) is currently a non-executive director of X L TechGroup Inc. from which he receives remuneration of £35,000 per annum.

(i) Basic salaries and benefits in kind

Basic salaries are determined by the Remuneration Committee prior to the beginning of each year and when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and takes into account the performance of the individual and the rates for similar positions in comparable companies. Basic salaries were reviewed in March 2005 with increases taking effect from 1 April 2005.

Benefits in kind include permanent health insurance and private medical insurance. Benefits in kind are not pensionable. Directors have the option of the provision of company cars in lieu of salary.

(ii) Share option plans

A new Executive Share Option Plan (the "ESOP") was adopted following the Extraordinary General Meeting on 27 January 2005. The ESOP is believed to be consistent with current best practice guidelines. It consists of an unapproved section with a UK Inland Revenue approved addendum. The option price will be the greater of the market value of the shares on the date of grant (or the average market values on the three days immediately preceding the date of grant if the Committee so determines) and the nominal value of the shares. In any year, options will not be granted over shares with a value greater than twice the individual's annual remuneration (excluding bonuses, commissions and benefits in kind). This limit may be exceeded in exceptional circumstances at the discretion of the Committee.

Subject to satisfying performance conditions which will be imposed at grant, options will be exercisable from the end of the vesting period, normally three years from the date of grant, to ten years from grant. The Committee may waive the performance conditions in certain circumstances subject to their replacement with equally stretching conditions. The Committee will retain discretion not to set performance conditions for awards made to employees who are not executive directors.

With the exception of the savings related plan, it is the Committee's current intention not to use the ESOP or previous option plans for executive directors, but to use the Long Term Incentive Plan as the primary incentive mechanism. To date, no options have been granted under the ESOP.

The Company has previously operated an approved share option plan, an unapproved share option plan and an approved savings related share option plan for executive directors and employees to motivate those individuals through equity participation in the Company. The Committee has responsibility for supervising the plans and the grant of options to executive directors under their terms.

Under both the approved and unapproved share option plans, which have been made available to all employees, the exercise price of the options granted is equal to the market value of the Company's shares at the time the options are granted. Options issued prior to March 2004 may then be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. The unapproved plan requires that, for options granted to holders with an aggregate value (at the date of grant) for all options between four and eight times annual salary, those options may be exercised between five and ten years from the date of grant, subject to meeting the required performance criteria.

The options granted on 1 March 2004 are subject to revised performance criteria intended to improve compliance with best practice guidelines. Performance will be measured once only after three years from grant. If the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceutical and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to holders with an aggregate value (at the date of grant) for all executive scheme options of between four and eight times annual salary, performance will be measured after five years. No options are exercisable if the total shareholder return of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period. These performance criteria were selected to incentivise directors to enhance shareholder value above the Company's peer group.

The Company also operates an approved savings related option plan, which is open to all employees. The options may be granted at a discount of up to 20% of market value at the commencement of the employee or director entering the plan. All grants to date have been made at nil discount.

In addition, A J Heath was granted an option to subscribe for 600,000 ordinary shares at 39p on 22 December 1999. The agreement was structured as an individual option agreement to facilitate the retention of A J Heath as the Chief Executive Officer of the Company. The existing options held by A J Heath had exercise prices significantly in excess of the then current market price and in order to provide A J Heath with sufficient incentive, it was thought appropriate to enter into the option agreement. The terms of the agreement are similar to those of the unapproved share option plan. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE All Share Pharmaceutical and Biotech Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member. No such options have been exercised to date.

As at 31 March 2005, awards over 10,358,846 ordinary shares had been made under the Company's discretionary plans which amounted to 4.3% of the Company's issued share capital.

(iii) Long Term Incentive Plan (the "LTIP")

The Remuneration Committee intends that the LTIP will be the primary incentive mechanism for executive directors. Other key employees may also be invited to participate. Currently, awards will be share options in the form of new issue shares with an award price equal to the aggregate nominal value of the number of shares under option. It is expected that awards will be granted twice yearly. Awards will not be granted in any year with a value greater than the individual's annual remuneration (excluding bonuses and benefits in kind). This limit may be exceeded in exceptional circumstances at the discretion of the Committee.

Awards are exercisable at the end of the vesting period, subject to the achievement of performance conditions at the time of grant. The Committee may waive the performance conditions in certain circumstances, subject to their replacement with equally stretching conditions. Any change in conditions would be disclosed to shareholders in the Director's Remuneration Report. The vesting period will normally be three years from the date of grant, and awards may be exercised up to ten years from the date of grant. Benefits under the LTIP are not pensionable.

Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company's Total Shareholder Return ("TSR"). Performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently Alliance UniChem plc, Astra Zeneca plc, Glaxosmithkline plc and Shire Pharmaceuticals plc). TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the group. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to comparator group	% of total award vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil

Measuring the Company's performance against these comparators recognises the importance for shareholders that the Company outperforms its sector and reflects the importance of the Company's aim of sustainable share price growth.

The awards made to directors under this plan are illustrated in the table on page 23 of this report.

(iv) Annual incentive and Deferred Bonus Plan (the "DBP")

The Committee establishes the objectives that must be met for each financial year if a cash bonus is to be paid. Account is taken of the relative success of the different parts of the business for which the executive directors are responsible and the extent to which the strategic objectives of the board are being met. The maximum performance related bonus was 30% to B M Riley, 30% to J C Christie and 50% to A J Heath. A Atkinson was not included within the scheme during his period as executive director. Incentive payments for the year ended 31 March 2005 were 30% in each case.

From 1 April 2005 the DBP, approved by shareholders on 27 January 2005, will be introduced. It is expected that awards will be granted annually to executive directors and senior employees. Participation is at the discretion of the Committee. The maximum award will be set at 50% of basic salary, but may be exceeded in exceptional circumstances. Performance will be measured against annual targets, which may be waived, subject to their replacement with equally stretching conditions. The Committee will determine the extent to which the award will be delivered as cash or as an option over Company shares. Benefits arising under the DBP are not pensionable.

Where the award is to be delivered as an option, the number of shares under the award is calculated by dividing the amount of the bonus by the market value of the shares on the date on which the award vests, or such other day as the Committee determines. Options will normally be granted at a nominal, or nil, exercise price and will normally be exercisable between two and ten years after grant. If the individual leaves within the two year deferral period, under normal circumstances the option is forfeited. The Committee retains the discretion to allow the individual to retain the shares if appropriate.

(v) Pensions

The Group operates a defined contribution pension scheme for the benefit of executive directors and employees. Their dependants are eligible for a lump sum in the event of death in service. The assets of the pension scheme are held separately from those of the Group. The Committee may make payments to the pension scheme in lieu of bonuses or salary increases, at its discretion.

Performance Graph

The following graph shows the Company's performance over the past five financial years, measured by TSR, compared with the performance of the FTSE All Share Pharmaceutical and Biotech Index also measured by TSR. TSR is defined as share price growth and reinvested dividend. The FTSE All Share Pharmaceutical and Biotech Index has been selected for this comparison because it is the index used as the performance criterion for the Company's approved and unapproved share option plans. An additional graph showing the Company's TSR against the FTSE All Share Pharmaceutical and Biotech Index (excluding FTSE 100 companies) TSR has also been included in this report as it is the index used for performance measure under the long term incentive plan.

Protherics – Total Shareholder Return against FTSE All Share Pharmaceutical and Biotech index


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160
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120
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80
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Total Shareholder Return
2000
2001
2002
2003
2004
2005
Protherics
FTSE Pharmaceutical and Biotech

Source DataStream

Protherics – Total Shareholder Return against FTSE All Share Pharmaceutical and Biotech index (excluding FTSE 100 companies)


180
160
140
120
100
80
60
40
20
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Total Shareholder Return
2000
2001
2002
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2004
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Protherics
FTSE Pharmaceutical and Biotech excluding FTSE 100

Source DataStream

Directors' Remuneration Report

Executive Directors' Contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice by the Company. None of the current executive directors are proposed for re-election at the next annual general meeting, having all stood for re-election in the past three years.

The details of the executive directors' contracts are summarised in the table below:

	Date of Contract	Notice period (Director)	Notice period (Company)
J C Christie	21 September 2000	6 months	12 months
A J Heath	6 November 2001	12 months	12 months
B M Riley	13 July 1995	6 months	12 months

In the event of early termination, the directors' contracts provide for compensation up to a maximum of basic salary for the notice period.

Non-executive Directors

The non-executive directors have specific terms of engagement. Their remuneration is determined by the Board within limits set by the Articles of Association and based upon Board surveys of fees paid to non-executive directors of similar companies with similar responsibilities. G Watts and J R Brown receive payments under letters of appointment which are terminable by three months notice by either party. S M Wallis receives payment under both a consultancy agreement and a letter of appointment, both of which are terminable with twelve months notice from either party. A Atkinson received payments under a letter of appointment, terminable by three months notice by either party. In addition, Chimeron Limited, a company in which A Atkinson has an interest, will receive £114,333 in respect of consultancy services over the period from 1 May 2004 to 30 September 2005.

Non-executive directors cannot participate in the Company's approved, unapproved or savings share option plans, although any existing options held upon appointment can be retained.

The non-executive directors are not eligible to join the Company's pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for directors' remuneration were as follows:

	2005 £'000	2004 £'000
Emoluments	**872**	815
Money purchase pension contributions	**149**	102
	1,021	917

Directors' Emoluments

Name of director	Fees/Basic salary £'000	*Compensation for loss of office* £'000	Benefits *in kind* £'000	Annual *bonuses* £'000	**2005 Total £'000**	2004 Total £'000
Executive						
J C Christie	122	–	1	37	**160**	137
A J Heath	176	–	1	74	**251**	243
B M Riley	130	–	1	44	**175**	157
Non-executive				–		
A Atkinson*	103	–	–	–	**103**	91
J R Brown	21	–	–	–	**21**	2
M S Brown**	–	7	–	–	**7**	13
M R B Gatenby**	–	–	–	–	**–**	24
D W Gration	28	–	–	–	**28**	27
M Peagram**	–	–	–	–	**–**	16
S M Wallis	70	–	33	–	**103**	101
G Watts	24	–	–	–	**24**	4
	674	7	36	155	**872**	815

* A Atkinson resigned as an executive director, and was appointed non-executive director, on 22 April 2004. He resigned as a non-executive director on 19 April 2005.

**M R B Gatenby resigned as a director of the Company on 12 February 2004. M S Brown and M Peagram resigned as directors of the Company on 16 April 2004.

The fees in respect of A Atkinson include £83,000 (2004: £76,000) paid to a company controlled by himself. The fees in respect of S M Wallis and M Peagram include £35,000 and £nil paid to their respective management companies (2004: £35,000 and £16,000 respectively).

Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

A J Heath has elected to have his annual bonus paid into the company pension fund.

Directors' Pension Entitlements

Three directors were members of money purchase schemes during the year (2004: three). Contributions made by the Company in respect of such directors were as follows:

	2005 £'000	2004 £'000
J C Christie	**12**	12
A J Heath	**107**	77
B M Riley	**30**	13
	149	102

The pension contributions made by the Company in respect of A J Heath and B M Riley include amounts sacrificed from the salary disclosed above of £70,000 and £15,000 respectively.

Directors' **Remuneration Report**

Directors' Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. None of the directors exercised any options during the current year.

Details of the options for directors who served during the year are as follows:

	At 1 April 2004	Granted	Exercised	Cancelled or expired	**At 31 March 2005**	Exercise price (p)	Exercisable from	to
Approved options								
B M Riley	52,955	–	–	–	**52,955**	68.83	25 Jul 1998	24 July 2005
Unapproved options								
D W Gration	90,000	–	–	–	**90,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	–	–	–	**65,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	–	–	–	**50,000**	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	–	–	–	**120,000**	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	–	–	–	**350,000**	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	–	–	–	**200,000**	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	–	–	–	**225,000**	58.50	1 Mar 2007	28 Feb 2014
B M Riley*	–	132,420	–	–	**132,420**	2.00	28 Feb 2008	27 Feb 2015
A Atkinson	100,000	–	–	–	**100,000**	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	135,000	–	–	–	**135,000**	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	–	–	–	**250,000**	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	–	–	–	**80,000**	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	–	–	–	**250,000**	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	–	–	–	**100,000**	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	–	–	–	**150,000**	58.50	1 Mar 2007	28 Feb 2014
J C Christie*	–	111,416	–	–	**111,416**	2.00	28 Feb 2008	27 Feb 2015
A J Heath	116,300	–	–	–	**116,300**	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	–	–	–	**500,000**	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	–	–	–	**1,000,000**	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	–	–	–	**300,000**	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	–	–	–	**325,000**	58.50	1 Mar 2009	28 Feb 2014
A J Heath*	–	221,233	–	–	**221,233**	2.00	28 Feb 2008	27 Feb 2015
Savings-related options								
J C Christie	27,000	–	–	–	**27,000**	37.50	1 Apr 2005	31 Oct 2005
Individual								
A J Heath	600,000	–	–	–	**600,000**	39.00	22 Dec 2002	21 Dec 2009
	5,086,255	465,069	–	–	**5,551,324**			

* Unapproved options granted under the long term incentive plan. The market price of a share at date of grant was 54.75p.

Options issued on 1 March 2004 under the unapproved plan are subject to performance criteria which measure Total Shareholder Return ("TSR") on a sliding scale against the FTSE All Share Pharmaceutical and Biotech Index. Options issued to existing holders with a total aggregate value (at the date of grant) of up to four times annual salary may be exercised after three years. If the Company is at the median, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to existing holders with a total aggregate value (at the date of grant) between four and eight times annual salary, performance will be measured after five years. No options are exercisable if the TSR of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period.

Options were granted on 28 February 2005 under the Long Term Incentive Plan adopted on 27 January 2005. Performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100. TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the group. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to comparator group	% of total award vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil

Measuring the Company's performance against these comparators recognises the importance for shareholders that the Company outperforms its sector and reflects the importance of the Company's aim of sustainable share price growth.

Options issued prior to 1 March 2004 under both the approved and unapproved share option plans, may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved plan required real growth in earnings per share over three years. Initially, the unapproved plan, adopted by Proteus International PLC in 1996, prior to the merger with Therapeutic Antibodies Inc. had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating turnover. The Board considered that the criteria was not appropriate to the more mature business of Protherics PLC, and, under the scheme rules, adopted the performance criteria approved in December 1999 as likely to be a fairer and more effective incentive. There are no performance criteria under the approved savings related option plan.

The performance criteria for A J Heath's individual option is similar to those of the unapproved share option plan. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE All Share Pharmaceutical and Biotech Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath without the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favourable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

A J Heath holds options over 116,300 shares under the Protherics PLC plan for ex Therapeutic Antibodies employees. There are no performance criteria under this plan, which mirrors the terms of the Therapeutic Antibodies 1990 plan, from which the options were transferred.

The market price of the Company's ordinary shares to which the options relate was 49.25p at 31 March 2005 and fluctuated between 47.0p and 65.75p during the year.

Approval

This report was approved by the Board of Directors on 7 June 2005 and signed on its behalf:

J R Brown
Chairman Remuneration Committee

Corporate **Governance**

PRINCIPLES STATEMENT

The Board are committed to high standards of Corporate Governance. In accordance with the Listing Rules, the Company is required to comply with the Financial Reporting Council ("FRC") Code issued in July 2003 (the "Revised Combined Code"). Set out below is a statement of how the principles of the Revised Combined Code were applied. The Statement of Directors' Responsibilities in preparing the accounts is set out on page 57 and the statement from the auditors on their reporting responsibilities is set out on page 56.

The Board of Directors

The Group is controlled through its Board of Directors. The Board's main roles are to create value for shareholders, to provide leadership to the Group and approve its strategic objectives and to ensure that the necessary financial and other resources are made available to enable it to meet those objectives. The Board, which meets at least nine times a year, has a defined schedule of matters reserved for decision by it.

The specific responsibilities reserved to the Board include: setting overall Group strategy, approving major capital expenditure or other commitments, including substantial transactions, consideration of major financing matters of the Group, overseeing the system of risk management and approving annual and interim financial statements. It also approves the annual budgets and monitors performance against this budget and considers key appointments within the Group.

As at 31 March 2005, the Board comprised 5 non-executive directors, including the chairman, and three executive directors. A Atkinson resigned as non-executive director subsequent to the year end and non-executive directors M S Brown and M Peagram resigned on 16 April 2004. The names of the current directors together with their biographical details are set out as set out on page 14 of this report. All the directors at the date of this report served throughout the period under review.

The division of responsibilities between the Chairman of the Board, S M Wallis, and the Chief Executive, A J Heath, is clearly defined and has been approved by the Board.

The Chairman leads the Board in the determination of its strategy and in the achievement of its objectives. The Chairman is responsible for organising the business of the Board, ensuring its effectiveness and setting its agenda. The Chairman has no involvement in the day to day business of the Group. The Chairman facilitates the effective contribution of non-executive directors and constructive relations between executive and non-executive directors, ensuring directors receive accurate, timely and clear information. The Chairman gives feedback to the Board on issues raised by major shareholders. The role of Deputy Chairman is carried out by D W Gration.

The Chief Executive has direct charge of the Group on a day to day basis and is accountable to the Board for the financial and operational performance of the Group.

The Company regards S M Wallis, J R Brown and G Watts as independent non-executive directors and these directors constructively challenge and help develop proposals on strategy, and bring strong independent judgement, knowledge, and experience to the Board's deliberations. The independent directors are of sufficient calibre and number that their views carry significant weight in the Board's decision making. J R Brown is the senior independent non-executive director. The remaining non-executive directors who served during the year under review, A Atkinson and D W Gration, were not considered independent due to share options held which were granted whilst the individuals held executive positions within the Company.

The Board ensures that all directors receive appropriate training on appointment and there is an agreed procedure whereby any of the directors may take independent professional advice in the furtherance of their duties at the Company's expense. All directors also have access to the advice and services of the Company Secretary.

The Company held nine Board meetings during the year ended 31 March 2005. All members of the Board are supplied in advance with appropriate information covering matters which are to be considered, including monthly management accounts and regular management reports, which enables them the scrutinise the Group's and managements performance against agreed objectives.

The record of attendance during the year ended 31 March 2005 was:

	Number of meetings attended	Total number of meetings
A Atkinson	7	9
J R Brown	9	9
J C Christie	8	9
D W Gration	8	9
A J Heath	9	9
B M Riley	8	9
S M Wallis	9	9
G Watts	8	9

M S Brown and M Peagram both resigned as directors on 16 April 2004, before the first board meeting for the year ended 31 March 2005.

The Board has established a formal process, led by the Chairman, for the annual evaluation of the performance of the Board, its principal Committees and its individual directors using a detailed evaluation checklist based on the Higgs evaluation guidance. The performance of the Chairman was reviewed by the senior independent non-executive director. The directors are made aware that their performance will be subject to an evaluation on appointment.

The Company's Articles of Association require directors to stand for election by shareholders at the first practical opportunity after their appointment and for re-election every three years. No directors are due to stand for re-election at the forthcoming Annual General Meeting, having all been re-elected within the previous three years.

Nominations Committee

A Nominations Committee has been established to recommend the appointment of new directors to the Board and to make recommendations on Board composition and balance. In appointing non-executive directors, the Board's practice is to use an external recruitment agent. As at 31 March 2005, the committee comprised D W Gration, G Watts and J R Brown and was chaired by S M Wallis and the contribution of all members of the Committee was in line with expectations. The Chief Executive Officer, A J Heath, was appointed as a member on 26 May 2005.

The terms of reference of the Committee have been documented and agreed by the main Board. The full text of the terms of reference are available in the investor relations section of the Company website, www.protherics.com. The key terms are as follows:

- to review and evaluate the Board structure, size, balance of skills and composition and make recommendations to the Board with regard to adjustments that are deemed necessary;
- consider succession planning for directors and other senior executives; and
- prepare a description of the roles and capabilities required for a particular appointment, be responsible for identifying and nominating candidates for approval of the Board to fill Board vacancies as and when they arise as well as put in place plans for succession, in particular, of the Chairman and the Chief Executive.

Before selecting new appointees, the Nominations Committee consider the balance of skills, knowledge and experience on the Board to ensure that a suitable balance is maintained. All job specifications prepared include details of the time commitments expected in the role.

S M Wallis has other commitments outside the Company as documented on page 14. The Board has considered this and has decided that these commitments do not represent an impediment to proper performance of his role as Chairman of the Company.

Details of directors' service contracts are given in the remuneration report on page 21. The terms and conditions of appointment of the directors are available for inspection by any person at the Company's Registered Office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

Directors' Remuneration Committee

The Company's Remuneration Committee comprises S M Wallis, G Watts and D W Gration and is chaired by J R Brown who replaced D W Gration as Chairman during the year. The Committee meets at least once a year to review the Group's policy on directors' remuneration and advise the Board on the salaries and benefits of executive directors. The full terms of reference of this Committee have been documented and are available in the investor relations section of the Company website, www.protherics.com. The key terms are as follows:

- determine the policy for the remuneration of the executive directors and the executive team and review the ongoing appropriateness and relevance of such remuneration policy;
- determine total individual remuneration "packages" of the executive directors and executive team, including, bonuses, incentive payments, pension and other benefits;
- determine the annual bonus arrangements for the executive directors and executive team and review bonus arrangements recommended by the Chief Executive for senior management within the business;
- review the design of all share incentive plans for approval by the Board and shareholders. For any such plans, determine each year whether awards will be made, and if so, the overall amount of such awards, the individual awards to executive directors and other senior executives and the performance targets to be used; and
- review any major changes to pension schemes, prior to submission to, and approval by, the appropriate Boards of Trustees.

The record of attendance during the year ended 31 March 2005 was:

	Number of meetings attended	Total number of meetings
J R Brown	5	5
D W Gration	5	5
S M Wallis	5	5
G Watts	5	5

The Board has discussed the composition of the Remuneration Committee and is satisfied that the directors who are members of this Committee are those who are best able to contribute to the Committee's objectives.

The Remuneration Report, which includes details of the Group's remuneration policy is set out on pages 17 to 24 of the Annual Report.

Audit Committee

During the year the Audit Committee comprised of non-executive directors S M Wallis, D W Gration, G Watts and J R Brown. M S Brown was also a Committee member until his resignation as a non-executive director on 16 April 2004. G Watts acted as Chairman of the Committee. On 26 May 2005, S M Wallis resigned from membership of the Committee. All the current members are considered independent non-executive directors with the exception of D W Gration by virtue of options held in the Company which were granted whilst he held an executive role in the Company.

The Committee has at least one member possessing recent and relevant financial experience. G Watts, a Chartered Accountant, was Group Finance Director of SSL International PLC between 2001 and 2004 and prior to that, was a partner at Chartered Accountants KPMG. It can be seen for the directors' biographical details, appearing on page 14, that the other members of the committee bring to it a wide range of experience from positions at the highest level.

The terms of reference of the Audit Committee have been documented and agreed by the main Board. The full text of the terms of reference are available in the investor relations section of the Company website, www.protherics.com. The key terms are as follows:

- to monitor the integrity of the Group's financial statements and any formal announcement relating to the Group's performance;
- to monitor the effectiveness of the external audit process and make recommendations to the Board in relation to the appointment, re-appointment and remuneration of the external auditors;
- to ensure that an appropriate relationship between the Group and the external auditors is maintained, including reviewing non-audit services and fees;
- to review annually the Group's system of internal control and the process for monitoring and evaluating risks facing the Group; and
- to review, from time to time, the need for an internal audit function

The Audit Committee has reviewed the need for a whistleblower procedure which was approved at the meeting held on 26 May 2005 and issued to all employees on 31 May 2005.

The Committee meets with executive directors and management, as well as privately with the external auditors.

In order to preserve auditor independence, the Board seeks alternative advisers in the provision of consultancy services unless use of the auditor is in the best interests of the Group. The auditors are asked on a regular basis to articulate the steps they have taken to ensure their independence. Prior approval of the Audit Committee is required for any non-audit services provided by the external auditors. Details of the amounts paid to the external auditors during the year for audit and other services are set out on page 39 of the financial statements.

The record of attendance during the year ended 31 March 2005 was:

	Number of meetings attended	Total number of meetings
J R Brown	2	3
D W Gration	1	3
S M Wallis	3	3
G Watts	3	3
By invitation		
A J Heath	2	3
B M Riley	3	3

Shareholders

The Chairman and Chief Executive Officer are the principal spokesmen for the Group with both institutional and private investors.

The Group maintains a policy of regular contact with its principal institutional shareholders, and the Annual General Meeting is used as an opportunity to communicate with private investors, as is the Company's website which includes announcements and corporate documents. All shareholders are entitled to attend the Annual General Meeting where the Chairmen of the Audit, Remuneration and Nomination Committees are available for any questions that may arise. It is the Company's intention that the notice of the forthcoming AGM and related papers will be sent to shareholders at least 21 days before that meeting.

Internal Control

The directors have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance that the assets of the Group are safeguarded and that the shareholders' investments are protected. The system includes internal controls covering financial, operational and compliance areas, and risk management. There are limitations in any system of internal control, which can provide reasonable but not absolute assurance with respect to the preparation of financial information, the safeguarding of assets and the possibility of material misstatement or loss.

The Board has considered the guidance provided by the Turnbull report and, during the year to 31 March 2005 and up to the date of this report, reviewed the system of internal controls in place. An assessment of the major risk areas for the business and methods used to monitor and control them was also undertaken. In addition to financial risk, this covered operational, commercial, marketing and research and development risks.

The key procedures designed to provide an effective system of internal control are that:

- there is an organisational structure with clearly defined lines of responsibility and delegation of authority;
- annual budgets are prepared and updated as necessary;
- management accounts are prepared on a monthly basis and compared to budgets and forecasts to identify any significant variances; and
- the Group appoints staff of the required calibre to fulfil their allotted responsibilities.

Corporate Governance

Internal Audit

The Board has considered it inappropriate to establish an internal audit function, given the size of the Group, however, this decision will be reviewed as the operations of the Group develop. In future years, the Company and its auditors will be required to report on internal controls as part of the Sarbanes-Oxley regulations to support its S.E.C. registration and resource has been allocated to prepare for this requirement.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF COMPLIANCE

Throughout the year ended 31 March 2005, the Company complied with the provisions of the revised Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 except for:

- the Chairman of the Company, S M Wallis, and D W Gration, who is not considered to be an independent non-executive due to options held which were granted whilst he held an executive role in the Company, were both members of the Audit Committee throughout the year since it was considered that both individuals bring significant relevant experience to the Committee. In accordance with the Smith guidance, S M Wallis resigned as a member of the committee on 26 May 2005 whilst D W Gration has announced that he will be stepping down from the Board and its committees following the Annual General Meeting in July 2005;

- the terms of reference of the Remuneration and Nomination Committees were not adopted until 26 May 2005, and have since become available on the Company's website, together with the revised Audit Committee terms of reference.

Corporate **Responsibility Statement**

Protherics is committed to the ongoing review and development of a corporate responsibility programme incorporating social, ethical and environmental policies ("SEE"), which are reviewed by the Board.

Social and ethical policies

Our policy is to encourage and preserve a reputation for ethical and fair dealing with all our stakeholders. The ethical behaviour of the Company is reliant on the way employees conduct business with external organisations. Employees are required when acting on behalf of group companies that they uphold best ethical practice with respect to customers and suppliers.

The Company has published on its website a code of ethics applicable to the Chief Executive Officer, Finance Director and Group Controller, as required by the US Sarbanes-Oxley legislation, and has also distributed a whistleblowing policy to all employees.

Protherics has implemented policies on health and safety and has appointed Health and Safety Officers who undertake regular audits and maintain a health and safety culture within the Group.

Human resources policies which have been adopted include the issuance of a Company handbook detailing a code of conduct, supported by other policies such as equal opportunities, policies against harassment, disciplinary rules, grievance procedures, maternity and parental leave policies.

Protherics promotes interaction with the local community, including schools and has hosted a number of open days at its UK manufacturing facility.

Environmental policy

The Company regards the protection of the environment as a mutual objective for management, employees and others engaged in Company activities.

The Company has adopted the "best available techniques not entailing excessive costs" ("BATNEEC") and "best practicable environmental option" ("BPEO") approach at all times to prevent pollution of the air, land and water, and to protect everyone from all foreseeable hazards connected with Company activities.

In particular, the Company has a responsibility to:

- provide and maintain a safe and healthy environment;
- adopt a system of integrated pollution control of all Company activities;
- realise its duty of care for the management of all waste;
- provide adequate information, instruction, training and supervision to prevent the pollution of the environment;
- take account of all relevant Statutory requirements;
- assess all risks to everyone affected by Company activities; and
- continually monitor environmental control measures applicable to the Company's activities and wherever necessary, consult with the Environmental Agency, local enforcing authorities and external advisers.

All employees and others engaged on Company business have a duty to co-operate in the enactment of this Policy by:

- working safely and efficiently at all times;
- reporting any incidents that have led, or may lead to possible pollution of the environment; and
- adhering to Company rules and procedures for securing a safe and healthy environment.

The Company's UK manufacturing operation has been independently assessed to the Green Dragon Environmental Standard level two, and is intending to seek assessment at the higher level three standard in the coming year.

Consolidated **Profit and Loss Account**

for the year ended 31 March 2005

	Notes	Year ended 31 March 2005 £'000	Year ended 31 March 2004 £'000
Turnover	2	**18,839**	21,019
Cost of sales		**(8,801)**	(9,461)
Gross profit		**10,038**	11,558
Administrative expenses			
Research and development		**(4,533)**	(3,668)
General & administrative		**(6,971)**	(5,863)
		(11,504)	(9,531)
Goodwill amortisation		**(998)**	(782)
Total administrative expenses		**(12,502)**	(10,313)
Operating (loss)/profit	2,3		
Before goodwill amortisation		**(1,466)**	2,027
Goodwill amortisation		**(998)**	(782)
Total operating (loss)/profit		**(2,464)**	1,245
Interest receivable		**236**	54
Interest payable	6	**(655)**	(527)
(Loss)/profit on ordinary activities before taxation		**(2,883)**	772
Taxation for the period	7	**296**	457
(Loss)/profit on ordinary activities after taxation		**(2,587)**	1,229
Equity minority interests		**–**	36
(Loss)/profit for the financial year	19	**(2,587)**	1,265
		Pence	Pence
Basic and fully diluted (loss)/earnings per share	8	**(1.15)**	0.61
Basic and fully diluted (loss)/earnings per share before goodwill amortisation	8	**(0.71)**	0.99

The results relate to continuing operations.

Consolidated **Statement of Total Recognised Gains and Losses**

for the year ended 31 March 2005

	Group	
	2005 £'000	2004 £'000
(Loss)/profit for the financial year	**(2,587)**	1,265
Currency translation differences on foreign currency equity investments	**(33)**	623
Total recognised (losses)/gains in the year	**(2,620)**	1,888

The notes on pages 35 to 55 form part of these financial statements.

Consolidated **Balance Sheet**

at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Intangible fixed assets	9	**9,282**	9,838
Tangible fixed assets	10	**7,034**	7,473
		16,316	17,311
Current assets			
Stock	12	**12,752**	9,745
Debtors – Amounts due within one year	13	**3,463**	3,740
Debtors – Deferred taxation asset due beyond one year	7	**432**	442
Total debtors		**3,895**	4,182
Investments	14	**151**	1
Cash at bank and in hand		**7,275**	3,307
		24,073	17,235
Creditors:			
Amounts falling due within one year	15	**(9,265)**	(9,804)
Net current assets		**14,808**	7,431
Total assets less current liabilities		**31,124**	24,742
Creditors:			
Amounts falling due after more than one year			
6% Convertible unsecured loan notes	16	**(3,762)**	(7,050)
Other	16	**(2,134)**	(2,399)
		(5,896)	(9,449)
Net assets		**25,228**	15,293
Capital and reserves			
Called up equity share capital	18	**4,844**	4,155
Share premium account	19	**77,868**	66,027
Other reserves	19	**51,163**	51,163
Profit and loss account	19	**(108,647)**	(106,052)
Equity shareholders' funds	20	**25,228**	15,293

Approved by the Board on 7 June 2005
and signed on its behalf by

B M Riley
Director

The notes on pages 35 to 55 form part of these financial statements.

Company **Balance Sheet**

at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible fixed assets	10	**242**	269
Investments in subsidiary undertakings	11	**62,357**	62,357
		62,599	62,626
Current assets			
Debtors	13	**13,139**	12,673
Investments		**1**	1
Cash at bank and in hand		**6,852**	–
		19,992	12,674
Creditors:			
Amounts falling due within one year	15	**(6,060)**	(5,992)
Net current assets		**13,932**	6,682
Total assets less current liabilities		**76,531**	69,308
Creditors:			
Amounts falling due after more than one year			
6% Convertible unsecured loan notes	16	**(3,762)**	(7,050)
Other	16	**(3)**	(31)
		(3,765)	(7,081)
Net assets		**72,766**	62,227
Capital and reserves			
Called up equity share capital	18	**4,844**	4,155
Share premium account	19	**77,868**	66,027
Profit and loss account	19	**(9,946)**	(7,955)
Equity shareholders' funds		**72,766**	62,227

Approved by the Board on 7 June 2005
and signed on its behalf by

B M Riley
Director

The notes on pages 35 to 55 form part of these financial statements.

Consolidated **Cash Flow Statement**

for the year ended 31 March 2005

	Notes	2005		2004	
		£'000	£'000	£'000	£'000
Net cash (outflow) / inflow from operating activities	23 (i)		**(3,103)**		639
Returns on investment and servicing of finance					
Interest received		**236**		54	
Finance lease interest paid		**(131)**		(56)	
Other interest paid		**(494)**		(345)	
Net cash outflow from returns on investments and servicing of finance			**(389)**		(347)
Taxation					
UK Corporation tax received		**332**		26	
Overseas tax paid		**(79)**		–	
Net cash inflow from taxation			**253**		26
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		**(1,001)**		(1,445)	
Payments to acquire intangible fixed assets		**(191)**		–	
Capital grants received		**10**		611	
Proceeds from the sale of tangible fixed assets		**35**		29	
Net cash outflow from capital investment and financial investment			**(1,147)**		(805)
Acquisitions and disposals					
Purchase of business		**–**		(519)	
Net overdrafts acquired with subsidiary undertaking		**–**		(812)	
Net cash outflow from acquisitions and disposals			**–**		(1,331)
Net cash outflow before management of liquid resources and financing			**(4,386)**		(1,818)
Financing					
Issue of share capital, net		**9,161**		3,067	
Repayment of loans	23 (iii)	**(336)**		(492)	
Repayment of finance leases and hire purchase agreements	23 (iii)	**(490)**		(201)	
Net cash inflow from financing			**8,335**		2,374
Increase in cash during the year	23 (iii)		**3,949**		556

The notes on pages 35 to 55 form part of these financial statements.

Notes to the **Financial Statements**

for the year ended 31 March 2005

1 Accounting Policies

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and the Companies Act 1985 on a basis consistent with the prior year.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Goodwill arising since the adoption of this standard will be capitalised on the balance sheet in the year of acquisition and amortised over its estimated useful life.

The profit or loss on the disposal of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to each business are included in the consolidated profit and loss account and consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Turnover:

Turnover represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognised upon the shipment of products to the distributor with further amounts being recognised in accordance with the contractual terms upon the shipment to the end user. All other income is recognised on a receivable basis.

Research and development expenditure:

Research and development expenditure, including patents developed and registered by the Group, is written off to the profit and loss account in the year in which it is incurred.

Intangible fixed assets:

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Other intangibles acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortised in equal annual amounts over their estimated useful economic lives (currently a maximum of 8 years).

Tangible fixed assets:

Cost of tangible fixed assets includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation of tangible fixed assets is provided to write off the cost, on a straight line basis, over their estimated useful lives. The annual rates used are as follows:

Buildings and improvements	5% to 10%
Plant	10% to 15%
Computer equipment and software	20% to 33%
Fixtures, fittings and motor vehicles	20% to 25%

Freehold land is not depreciated.

Gross interest costs relating to major tangible fixed assets under construction are included in the cost of such assets and are depreciated as part of the total cost. Interest is capitalised at rates attached to specific loans taken out to fund the asset during the period of construction.

Investments:
Investments held as fixed assets are stated at cost less provision for any impairment in value.

Stocks:
Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Provision is made for obsolete, slow-moving or defective items where appropriate. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development stocks are fully provided for in the profit and loss account for the year, and are reinstated as appropriate if the related products are brought into commercial use.

Deferred taxation:
Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies:
Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year or the contracted rate where appropriate and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2005		2004	
	Average	**Year end**	Average	Year end
US dollar	**1.844**	**1.891**	1.688	1.844
Australian dollar	**2.496**	**2.444**	2.437	2.408

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date or the contracted rate where appropriate. Differences arising on the retranslation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

Leasing:
Assets acquired under finance leases are capitalised at their fair value on the inception of the lease. Depreciation on leased assets is calculated to write off this amount on a straight line basis over the shorter of the lease term and the useful life of the assets. Rentals payable are apportioned between the finance charge and a reduction of the outstanding obligation for future amounts payable so that the charge for each accounting period is a constant percentage of the remaining balance of the capital sum outstanding.

Rentals payable under operating leases are charged on a straight line basis over the term of the lease.

Grants:
Grants are taken to deferred income and are released to the profit and loss account in appropriate instalments relating to the type and nature of expenditure they are intended to fund.

Pensions:
The Group operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Group's finances. The Group's contributions are charged against profits on an accruals basis, in the period to which they relate.

Share options:
The Group grants share options to directors and employees. When the options are exercised, the proceeds received net of any transaction cost are credited to share capital (par value) and share premium. Under the provisions of Urgent Issues Task Force ("UITF") Abstract 17, 'Employee Share Schemes', a charge has been made to the profit and loss account with a corresponding credit to reserves for the difference between the market value at the date of grant and the exercise price of the options granted. The charge is spread over the vesting period of the underlying shares.

The Group operates an approved savings related option scheme which allows for the grant of share options at a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF Abstract 17 not to recognise any charge in respect of these options.

Financial instruments:
The Group uses derivative instruments in the form of forward foreign exchange contracts to reduce exposure to foreign exchange risks. Gains or losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group's financial statements.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risk relating to monetary assets and liabilities).

Loans are recorded at their net proceeds upon issue. Costs of issue are amortised over the period of the instrument.

2 Segmental Information

The turnover, net assets and operating (loss)/profit are attributable to the principal activity of the Group, that being the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover and operating (loss)/profit are as follows:

	Turnover		**Operating (loss)/profit**	
	2005	2004	**2005**	2004
	£'000	£'000	**£'000**	£'000
United Kingdom	**3,011**	1,519	**(4,680)**	(1,700)
United States	**15,777**	19,438	**2,667**	2,899
Australia	**51**	62	**(451)**	46
	18,839	21,019	**(2,464)**	1,245

Net assets by geographical origin are as follows:

	Net operating assets	**Net cash/ (debt)**	**Net assets/ (liabilities) 2005**	Net operating assets	Net cash/ (debt)	Net assets/ (liabilities) 2004
	£'000	**£'000**	**£'000**	£'000	£'000	£'000
United Kingdom	**23,841**	**1,681**	**25,522**	23,359	(6,079)	17,280
United States	**(3,213)**	**(9)**	**(3,222)**	(4,626)	44	(4,582)
Australia	**3,310**	**(382)**	**2,928**	2,980	(385)	2,595
	23,938	**1,290**	**25,228**	21,713	(6,420)	15,293

An analysis of turnover by geographical destination is as follows:

	2005 £'000	2004 £'000
United Kingdom	**622**	157
Rest of Europe	**932**	1,588
North America	**17,229**	18,993
Rest of the world	**56**	281
	18,839	21,019

An analysis of (loss)/profit on ordinary activities before taxation has not been presented as the directors consider the analysis of operating (loss)/profit to be more meaningful. A reconciliation of operating (loss)/profit and (loss)/profit on ordinary activities before taxation is given in the consolidated profit and loss account.

3 Operating (Loss)/Profit

The operating (loss)/profit is stated after charging/(crediting):

	2005 £'000	2004 £'000
Depreciation - owned assets	**1,340**	1,114
Depreciation - leased assets	**170**	114
Amortisation – goodwill	**998**	782
Amortisation - other intangible assets	**111**	120
Auditors' remuneration		
Audit	**71**	73
Other services	**192**	108
Operating leases – hire of plant & equipment	**24**	32
Operating leases – other	**547**	561
Loss on disposal of tangible fixed assets	**162**	125
Release of deferred grant income	**(48)**	(77)
Staff costs (see note 4)	**7,454**	6,853

The audit fee relating to the parent company amounted to £14,000 (2004: £13,500).

In addition to the fees disclosed above, during the year ended 31 March 2004 the auditors received £49,000 in relation to the acquisition of Enact Pharma PLC and the associated cash placing and open offer and received fees in relation to audit and taxation services provided to Enact Pharma PLC for the period prior to its acquisition by the company of £6,000 and £12,000 respectively.

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2005		2004	
	£'000	**%**	£'000	%
Services as auditors				
– Statutory accounts	**71**	**27.0**	79	31.9
– US regulatory	**30**	**11.4**	27	10.9
	101	**38.4**	106	42.8
Further assurance services				
– Tax compliance	**42**	**16.0**	43	17.4
– Other	**10**	**3.8**	10	4.0
	52	**19.8**	53	21.4
Tax advisory services	**10**	**3.8**	40	16.1
Other non-audit services				
– Accounting advisory services	**20**	**7.6**	–	–
– Accounting and taxation reviews	**80**	**30.4**	49	19.7
	100	**38.0**	49	19.7
	263	**100.0**	248	100.0

4 Staff Costs

The average number of persons, including directors, employed by the Group during the year was:

	2005 Number	2004 Number
Management	**34**	32
Administration	**25**	24
Research and production	**153**	163
	212	219

Their total remuneration was:

	2005 £'000	2004 £'000
Salaries	**6,298**	5,865
Social security costs	**553**	503
Pension costs	**603**	485
	7,454	6,853

Pension contributions of £30,000 (2004: £6,000) were included in accruals at the year end.

5 Directors' Remuneration and Interests in Shares and Share Options

A Directors' Remuneration

Details of directors' remuneration for the year are provided in the audited part of the Directors' Remuneration Report on pages 21 to 24.

B Interests in Ordinary Shares and Convertible Loan Notes

The directors' interests in the ordinary shares and convertible loan notes of the Company at 31 March 2005 were as follows:

	Ordinary Shares		6% Convertible Loan Notes	
	31 March 2005 Number	31 March 2004 Number	**31 March 2005 £**	31 March 2004 £
S M Wallis	**503,424**	457,931	**60,606**	60,606
A J Heath	**346,498**	314,999	**24,242**	24,242
D W Gration	**47,234**	42,941	**–**	–
B M Riley	**30,019**	27,291	**15,151**	15,151
J C Christie	**1,343**	1,221	**–**	–
A Atkinson	**–**	–	**528,006**	682,162
G Watts	**–**	–	**–**	–
J R Brown	**20,000**	–	**–**	–
	948,518	844,383	**628,005**	782,161

All directors' interests in ordinary shares are beneficial.

As at 6 June 2005, being the latest practicable date before the signing of these accounts, the only change to the directors' interests in ordinary shares from the interests disclosed above arose on 6 April 2005 when J C Christie exercised options within an approved savings related scheme over 27,000 shares at 37.5p per ordinary share on which date the market price was 49.5p. There has been no change to directors' interest in the convertible loan notes between the year end and 6 June 2005.

C Share Options

Details of directors' share options are provided in the Directors Remuneration Report on pages 17 to 24.

D Directors' Transactions

The assets and liabilities acquired in the purchase of Enact Pharma PLC on 18 June 2003 included unsecured loans with directors A Atkinson and M Peagram and carried an interest rate of 30% per annum with a minimum guaranteed return of 10% on repayment. These loans were repaid on 30 June 2003. The loan principal and interest subsequently paid to the directors during the prior year were as follows:

	Principal £	Interest £
A Atkinson	5,000	542
M Peagram	140,000	14,219

In the prior year, M Peagram also received £15,000 after the acquisition of Enact Pharma PLC in relation to services provided to that company prior to the acquisition.

The Company also rented office accommodation from, and had administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. This arrangement was terminated upon his resignation as an executive director of the Company in April 2004. Rent charged and other services provided in the year to 31 March 2005 amounted to £7,125 (2004: £21,375) and £1,457 (2004: £4,811) respectively. At 31 March 2005, the Company owed Chimaeron Limited £7,655 (2004: £13,186).

During the year ended 31 March 2004, the company assigned certain intellectual property to a company in which A Atkinson is a director and is in a position to exercise significant influence for £nil consideration although, should this company succeed in raising funds to research and develop commercial products from this intellectual property, Protherics PLC will receive a 2% equity stake and royalties on any future revenues from products derived. The directors of Protherics PLC had assigned no value to this intangible asset and therefore consider this transaction to be at an arms length valuation.

On 22 September 2004, the Company assigned further intellectual property and transferred certain Company assets and staff members to Morvus Technology Limited, a company in which A Atkinson is a director and is a position to exercise significant influence. The Company received a small equity stake in Morvus Technology Limited, valued at the time of transfer at £150,000. £40,000 related to the value of the assets transferred whilst £110,000 related to certain expenses incurred by the Company in relation to the facilities and staff being transferred. The Company has retained a right of first refusal to license certain products that may be developed by Morvus Technology Limited. The directors of Protherics PLC had assigned no value to these technologies. During the year ended 31 March 2005, Morvus Technology Limited has recharged the Company £46,044 for consultancy services provided whilst the Company has charged Morvus Technology Limited £62,024 for reimbursement of costs incurred on their behalf. At 31 March 2005, the Company owed Morvus Technology Limited £3,812. The directors consider all transactions with Morvus Technology Limited to be at an arms length valuation.

M S Brown rents office space at the Group's Nashville premises at a market rental of $17,500 (2004: $17,500) per annum.

6 Interest Payable

	2005 £'000	2004 £'000
Finance lease and hire purchase agreements	**131**	56
Bank loans and overdrafts	**24**	36
6% convertible unsecured loan notes	**381**	337
Amortisation of 6% convertible unsecured loan notes issue costs	**81**	18
Notes payable to South Australian Minister for Primary Industries	**17**	29
Other	**21**	51
	655	527

7 *Taxation*

	2005 £'000	2004 £'000
Current Taxation		
UK Corporation tax credit for the current year	**290**	252
Adjustment in respect of prior years		
– UK Corporation tax	**15**	(62)
	305	190
Overseas taxation	**(9)**	–
Total current taxation	**296**	190
Deferred Taxation		
Increase in estimate of recoverable deferred tax asset	**–**	267
	296	457

The tax credit arising in the current and prior year was as a result of research and development expenditure claimed under the Finance Act 2000.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the Group is 30.9% (2004: 30.5%). The actual charge for the current and previous year differs from the standard rate for the reasons set out in the following reconciliation:

	2005	2004
	£'000	£'000
(Loss)/profit on ordinary activities before tax	**(2,883)**	772
Tax on (loss)/profit on ordinary activities at standard rate	**(891)**	235
Factors affecting credit for the period:		
Timing differences between capital allowances and depreciation	**262**	134
Other timing differences		120
Other expenditure not deductible for tax purposes	**457**	47
Additional tax credit for research and development expenditure incurred	**(343)**	(87)
Lower rate of tax on research and development credits surrendered	**271**	70
Utilisation of losses carried forward	**(37)**	(771)
Adjustments to tax charge in respect of prior years	**(15)**	62
Total actual amount of current tax	**(296)**	(190)

A deferred tax asset of £432,000 has been recognised at 31 March 2005 (2004: £442,000). This asset, which relates to trading losses incurred in Australia and the United States, has been recognised in the financial statements following the development of the Group's products during the past year and the directors are of the opinion, based on recent and forecast trading, that the level of profits in both Australia and the United States in the forthcoming years will lead to the realisation of this asset.

The deferred tax asset recognised is set out in the following reconciliation:

	£'000
At 1 April 2004	442
Credited to the profit and loss account	–
Exchange adjustment	(10)
At 31 March 2005	**432**

In addition to the losses on which the deferred tax asset has been recognised, the Group has additional taxable losses in the United Kingdom, Australia and the United States which arose as a result of the research and development incurred during the start-up of the Group's activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognised, measured at a weighted average standard rate of 30.9%, is approximately £23 million (2004: approximately £20 million at 30.5%).

At 31 March 2005 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £73 million (2004: £68 million) available for offset against future taxable profits of the same trade. Included within these total losses, approximately £20 million (2004: £23 million) relates to Protherics Inc., and of these, the use of £12 million is restricted to US$1.5 million per year.

8 (Loss)/earnings per Share

Basic (loss)/earnings per share is based on attributable losses of £2,587,000 (2004: attributable profits of £1,265,000) and a weighted average number of shares in issue during the year of 224,145,177 (2004: 206,707,102). The weighted average number of shares in issue for the year ended 31 March 2004 has been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the earnings per share previously reported.

Losses per share were anti-dilutive in the year ended 31 March 2005. In the year ended 31 March 2004, fully diluted earnings per share is based on attributable profits of £1,265,000 and on the weighted average number of shares in issue during the period of 207,429,811.

Supplementary (loss)/earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2005	2004
	£'000	£'000
(Loss)/profit for the year retained for equity shareholders	**(2,587)**	1,265
Add back: goodwill amortisation (2005: 0.44 pence per share, 2004: 0.38 pence per share)	**998**	782
	(1,589)	2,047

9 Intangible Fixed Assets

	Goodwill	Other intangibles	Total
	£'000	£'000	£'000
Group			
Cost			
At 1 April 2004	9,981	879	10,860
Additions	-	580	580
Translation	-	(36)	(36)
At 31 March 2005	**9,981**	**1,423**	**11,404**
Amortisation			
At 1 April 2004	782	240	1,022
Charge for the year	998	111	1,109
Translation	-	(9)	(9)
At 31 March 2005	**1,780**	**342**	**2,122**
Net book value			
31 March 2005	**8,201**	**1,081**	**9,282**
31 March 2004	9,199	639	9,838

The goodwill arising on the acquisition of Enact Pharma PLC is being amortised on a straight line basis over 10 years being the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets. Other intangibles are written off over the estimated useful lives of the underlying intangible assets (currently a maximum of 8 years).

10 Tangible Fixed Assets

	Land & buildings £'000	Plant & machinery £'000	Furniture, fixtures & equipment £'000	Total £'000
Group				
Cost				
At 1 April 2004	5,285	7,503	2,343	15,131
Additions	522	543	292	1,357
Disposals	–	(161)	(178)	(339)
Translation	(16)	(24)	(22)	(62)
At 31 March 2005	**5,791**	**7,861**	**2,435**	**16,087**
Depreciation				
At 1 April 2004	3,032	3,551	1,075	7,658
Charge for the year	405	777	328	1,510
Disposals	–	(14)	(88)	(102)
Translation	(4)	(2)	(7)	(13)
At 31 March 2005	**3,433**	**4,312**	**1,308**	**9,053**
Net book value				
31 March 2005	**2,358**	**3,549**	**1,127**	**7,034**
31 March 2004	2,253	3,952	1,268	7,473

	2005 £'000	2004 £'000
Land & buildings comprise:		
Freehold	**1,556**	1,452
Short Leasehold	**802**	801
	2,358	2,253

Plant and machinery includes cost of £2,167,000 (2004: £1,737,000) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes £2,370,000 (2004: £2,127,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £170,000 (2004: £114,000).

The net book value of tangible fixed assets includes capitalised interest of £38,000 (2004: £81,000). No interest was capitalised in the current or prior year and the associated depreciation charge for the year amounted to £43,000 (2004: £46,000).

	Land & buildings £'000	Plant & machinery £'000	Total £'000
Company			
Cost			
At 1 April 2004	42	303	345
Additions	–	22	22
Disposals	–	(2)	(2)
At 31 March 2005	**42**	**323**	**365**
Depreciation			
At 1 April 2004	42	34	76
Charge for the year	–	48	48
Disposals	–	(1)	(1)
At 31 March 2005	**42**	**81**	**123**
Net book value			
31 March 2005	**–**	**242**	**242**
31 March 2004	–	269	269

11 Investments in Subsidiary Undertakings

	Shares £'000	Long term Loans £'000	Total £'000
Company			
Cost			
At 1 April 2004 and 31 March 2005	**9,929**	**52,676**	**62,605**
Provision at 1 April 2004 and 31 March 2005	**(119)**	**(129)**	**(248)**
Net Book Value			
31 March 2005 and 31 March 2004	**9,810**	**52,547**	**62,357**

Details of subsidiary undertakings, all of which are consolidated, and registered in England and Wales, unless noted, are as follows:

	% of ordinary shares held	Status
Direct holdings		
Protherics Molecular Design Limited	100	trading
Protherics Inc. (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Enact Pharma PLC	100	trading
Genethics Limited	76	dormant
Indirect holdings		
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
Protherics Utah Inc.	100	trading (incorporated in Delaware USA)
Enzacta R&D Limited	98.8	dormant
Enzacta Limited	98.8	dormant
Kymed GB Limited	100	dormant
De Montfort Biopharma Limited	100	dormant
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant
Protherics Services pty Limited	100	dormant

All of the trading subsidiaries are engaged in the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

12 Stocks

	Group	
	2005	2004
	£'000	£'000
Raw materials and consumables	**1,488**	998
Work in progress	**11,152**	8,686
Finished goods	**112**	61
	12,752	9,745

13 Debtors

	Group		Company	
	2005	2004	**2005**	2004
	£'000	£'000	**£'000**	£'000
Amounts falling due within one year:				
Trade debtors	**2,360**	2,459	**–**	–
Amounts owed by Group undertakings	**–**	–	**12,859**	12,349
Other debtors	**152**	227	**–**	–
Taxation recoverable	**344**	307	**–**	–
Prepayments and accrued income	**607**	747	**280**	324
	3,463	3,740	**13,139**	12,673

14 Investments

As disclosed in note 5, during the current year, the Group received ordinary shares in Morvus Technology Limited, a private company, in consideration for the license of certain technologies and sale of certain assets valued at £150,000 at the time of transfer. The shares received represented less than 4% of the issued share capital.

15 Creditors – amounts falling due within one year

	Group		Company	
	2005	2004	**2005**	2004
	£'000	£'000	**£'000**	£'000
Bank loans and overdrafts	**53**	172	**–**	9
Notes payable to South Australian Minister for Primary Industries (note 16)	**140**	130	**–**	–
Other loans	**–**	198	**–**	–
Obligations under finance lease and hire purchase agreements (note 16)	**534**	456	**28**	25
Trade creditors	**2,675**	2,497	**770**	593
Amounts owed to Group undertakings	**–**	–	**4,594**	4,756
Other taxation and social security	**209**	127	**165**	147
Other creditors	**642**	125	**2**	–
Accruals	**1,971**	1,925	**501**	462
Deferred income	**3,041**	4,174	**–**	–
	9,265	9,804	**6,060**	5,992

Included within deferred income are the following capital grants:

	Group	
	2005	2004
	£'000	£'000
Deferred income – falling due in less than one year	**63**	61
Deferred income – falling due after more than one year	**638**	678
	701	739

During the current year, capital grants of £10,000 were received and £48,000 was released to the profit and loss account.

16 Creditors - amounts falling due after more than one year

	Group		Company	
	2005	2004	**2005**	2004
	£'000	£'000	**£'000**	£'000
Loans:				
6% convertible unsecured loan notes	**3,762**	7,050	**3,762**	7,050
Notes payable to South Australian Minister for Primary Industries	**64**	208	**–**	–
Bank loans	**186**	54	**–**	–
	4,012	7,312	**3,762**	7,050
Obligations under finance lease and hire purchase agreements	**1,246**	1,459	**3**	31
Deferred income (see note 15)	**638**	678	**–**	–
	5,896	9,449	**3,765**	7,081
Repayment of loans and overdrafts:				
In one year or less, or on demand	**193**	500	**–**	9
In more than one year, but not more than two years	**56**	229	**–**	–
In more than two years, but not more than five years	**162**	–	**–**	–
In more than five years	**3,794**	7,083	**3,762**	7,050
	4,205	7,812	**3,762**	7,059

Obligations under finance leases and hire purchase agreements bear interest at normal commercial rates and fall due as follows:

	Group		Company	
	2005	2004	**2005**	2004
	£'000	£'000	**£'000**	£'000
Less than one year	**534**	456	**28**	25
Within one to two years	**526**	448	**3**	28
Within two to five years	**720**	1,011	**–**	3
	1,780	1,915	**31**	56

Interest on the 6% convertible unsecured loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holders option, from the earlier of 19 December 2004, or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than June 19, 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

The notes payable to the South Australian Minister for Primary Industries (the "Minister") are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual instalments, with the final instalment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually. The rate is currently in line with market interest rates.

The Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000.

17 Deferred Taxation

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2004: £nil).

18 Share Capital

	Group and Company 2005		Group and Company 2004	
	No. Shares	**£'000**	No. Shares	£'000
Authorised				
Ordinary shares of 2p each	**317,100,000**	**6,342**	313,500,000	6,270
Allotted, called-up and fully paid				
Ordinary shares of 2p each	**242,204,390**	**4,844**	207,750,086	4,155

During the year the company has allotted the following ordinary shares:

	No. Shares	**Nominal Value £'000**	**Consideration £'000**
Approved share option scheme at 43.5p	5,000	-	2
Approved share option scheme at 37.5p	3,835	-	1
Unapproved share option scheme at 39.0p	15,000	-	6
Unapproved share option scheme at 43.5p	60,000	1	26
Unapproved share option scheme at 39.5p	40,000	1	16
Cash placing and open offer at 48.0p	20,773,088	415	9,971
Settlement issued to former employees at 48.0p	81,205	2	39
Conversion of 6% unsecured convertible loan note	13,476,176	270	3,369
	34,454,304	**689**	**13,430**

Share Warrants

At 31 March 2005 there were no unexercised warrants (2004: nil) in the Company, however there are unexercised warrants for 225,000 ordinary shares (2004: 932,500 ordinary shares) in Enact Pharma PLC, a company acquired during the prior year, which expire between 12 March 2007 and 9 July 2012 and are exercisable at prices between 30p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 16 to the accounts.

Share Options

Details of outstanding share options are as follows:

	At 1 April 2004	Granted	Exercised	Cancelled or expired	**At 31 March 2005**	Exercise price (p)
Date exercisable						
Individual unapproved						
22 Dec 2002 to 21 Dec 2009	600,000	–	–	–	**600,000**	39.00
9 July 2002 to 8 July 2010	25,000	–	–	–	**25,000**	40.00
9 July 2002 to 8 July 2010	15,000	–	–	–	**15,000**	25.00
9 July 2002 to 31 May 2007	3,850	–	–	–	**3,850**	US$6.00
1 Mar 2004 to 1 Jan 2006	–	70,000	–	–	**70,000**	58.50
8 Oct 2004 to 1 Jan 2006	–	100,000	–	–	**100,000**	23.25
Approved						
21 July 1997 to 20 July 2004	23,535	–	–	23,535	–	154.66
25 July 1998 to 24 July 2005	52,955	–	–	–	**52,955**	68.83
28 Jan 2003 to 27 Jan 2010	64,475	–	3,835	928	**59,712**	37.50
28 Feb 2004 to 27 Feb 2011	341,000	–	5,000	8,000	**328,000**	43.50
Unapproved						
22 June 2001 to 21 June 2008	275,000	–	–	–	**275,000**	46.00
23 Dec 2001 to 22 Dec 2005	10,305	–	–	5,000	**5,305**	45.00
22 Dec 2002 to 21 Dec 2009	540,000	–	15,000	–	**525,000**	39.00
27 Jan 2003 to 26 Jan 2010	87,909	–	–	–	**87,909**	37.50
2 Aug 2003 to 1 Aug 2010	2,908	–	–	–	**2,908**	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	–	60,000	–	**1,370,000**	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	–	40,000	36,000	**2,293,000**	39.50
9 July 2005 to 8 July 2012	500,000	–	–	–	**500,000**	25.00
14 Jan 2006 to 13 Jan 2013	100,000	–	–	–	**100,000**	21.00
20 Jun 2006 to 19 Jun 2013	1,250,000	–	–	140,000	**1,110,000**	23.25
24 Jun 2006 to 23 Jun 2013	30,000	–	–	–	**30,000**	23.00
1 Mar 2007 to 28 Feb 2014	1,240,000	–	–	70,000	**1,170,000**	58.50
1 Mar 2009 to 28 Feb 2014	325,000	–	–	–	**325,000**	58.50
27 Sep 2009 to 26 Sep 2014	–	310,000	–	–	**310,000**	49.50
28 Feb 2008 to 27 Feb 2015*	–	741,669	–	–	**741,669**	2.00
Savings related options						
1 Apr 2005 to 31 Oct 2005	96,300	–	–	–	**96,300**	37.50
Protherics PLC option plan for Therapeutic Antibodies employees						
27 Jan 2000 to 29 June 2008	166,222	–	–	3,984	**162,238**	175.0 to 312.0
	9,548,459	1,221,669	123,835	287,447	**10,358,846**	

* Options issued under the long term incentive plan approved by the shareholders on 27 January 2005. The price of a share at the date of grant was 54.75p.

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 507,818 shares (2004: 697,387) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $3.87 to $6.99 per share and may be exercised at various dates from 15 May 1995 to 15 Dec 2006. During the current year, options over 189,569 ordinary shares expired unexercised.

Share options in Enact Pharma PLC

At 31 March 2004, options over 537,852 ordinary shares in Enact Pharma PLC could be exercised at 20p per Enact Pharma PLC ordinary share between 9 January 2005 and 8 January 2012. Had these been exercised, the Company was entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma PLC ordinary shares, the terms of these loan notes being disclosed in note 16 to the accounts. These options lapsed during the year to 31 March 2005.

19 Reserves

	Group and Company Share Premium £'000	Group Merger Reserve £'000	Profit and Loss Account Group £'000	Profit and Loss Account Company £'000
At 1 April 2004	66,027	51,163	(106,052)	(7,955)
Exchange movement	–	–	(33)	–
Issue of shares	11,841	–	–	–
Share option compensation charge	–	–	25	–
Retained loss for the year	–	–	(2,587)	(1,991)
At 31 March 2005	**77,868**	**51,163**	**(108,647)**	**(9,946)**

Goodwill on acquisition written off in prior periods amounts to £1,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained loss for the year of the Group, losses of £1,991,000 have been dealt with in the accounts of the Company.

20 Reconciliation of Movement in Equity Shareholders' Funds

	Group **31 March 2005 £'000**	 31 March 2004 £'000
(Loss)/profit for the financial year	**(2,587)**	1,265
Issue of shares	**13,430**	3,276
Expenses of equity share issues	**(900)**	(209)
Share option compensation charge	**25**	–
Currency translation differences on foreign currency equity investments	**(33)**	623
Net increase in shareholders' funds	**9,935**	4,955
Opening shareholders' funds	**15,293**	10,338
Closing shareholders' funds	**25,228**	15,293

21 Capital Commitments

At 31 March 2005 the Group had capital commitments of £534,000 (2004: £378,000) contracted but not provided for.

22 Financial Commitments

At 31 March 2005 the Group had the following annual commitments in respect of operating leases which expire:

	Property		**Other**	
	2005 £'000	2004 £'000	**2005 £'000**	2004 £'000
Within one year	**–**	135	**1**	11
Within two to five years	**453**	439	**9**	9
After five years	**9**	–	**–**	–
	462	574	**10**	20

23 Notes to the Consolidated Cash Flow Statement

(i) Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	31 March 2005 £'000	31 March 2004 £'000
Operating (loss)/profit	**(2,464)**	1,245
Depreciation and amortisation	**2,619**	2,130
Loss on disposal of tangible fixed assets	**162**	125
Deferred grant income	**(48)**	(77)
Grant received	**-**	31
Non cash revenues	**(110)**	-
Increase in stocks	**(3,032)**	(2,583)
Decrease/(increase) in debtors	**267**	(478)
(Decrease)/increase in creditors	**(497)**	246
Net cash (outflow)/inflow from operating activities	**(3,103)**	639

(ii) Reconciliation of net cash flow to movement in net funds/(debt)

	31 March 2005 £'000	31 March 2004 £'000
Increase in cash	**3,949**	556
Cash outflow from financing	**826**	693
Increase in net funds resulting from cash flows	**4,775**	1,249
6% convertible unsecured loan notes converted/(issued)	**3,288**	(7,050)
New finance lease and hire purchase agreements	**(356)**	(1,857)
Debt acquired with acquired businesses	**-**	(356)
Foreign exchange differences	**3**	6
Increase/(decrease) in net funds in the year	**7,710**	(8,008)
Net (debt)/funds brought forward	**(6,420)**	1,588
Net funds/(debt) carried forward	**1,290**	(6,420)

(iii) Analysis of net funds/(debt)

	At 1 April 2004 £'000	Cashflow £'000	Non-cash changes £'000	Foreign exchange differences £'000	**At 31 March 2005 £'000**
Cash at bank and in hand	3,307	3,977	-	(9)	**7,275**
Overdraft	-	(28)	-	-	**(28)**
	3,307	3,949	-	(9)	**7,247**
Loans - amounts falling due in less than one year	(500)	334	-	1	**(165)**
Loans - amounts falling due in more than one year	(7,312)	2	3,288	10	**(4,012)**
Obligations under finance lease and hire purchase agreements	(1,915)	490	(356)	1	**(1,780)**
	(6,420)	4,775	2,932	3	**1,290**

Cash at bank and in hand represents cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year. Non-cash changes to loans relate to the convertible loan notes converted to equity in the year and amortisation of issue costs.



24 Contingent Liabilities

The Company has guaranteed certain operating leases, finance leases and hire purchase agreements entered into by subsidiary companies.

25 Financial Instruments

The Group's financial instruments comprise borrowings, cash and liquid resources, forward foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations.

It is, and has been throughout the period under review, the Group's policy that no speculative trading in derivative financial instruments shall be undertaken.

Interest Rate Risk

The Group finances its operations through a mixture of equity and borrowings. Its ability to borrow is restricted by the nature of its activities. Whether to borrow on fixed or floating rate terms is one of several components of any decision to borrow on particular terms. Additional considerations include the level of interest rates proposed, the maturity profile and potential conversion rights.

As such the Group does not have a policy in relation to interest rates in isolation. However, by holding a mix of fixed and floating rate financial liabilities, the Group seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest.

Liquidity Risk

The Group's principal policy in managing liquidity risk is to align the maturity profile of its anticipated net revenue stream with that of its financial assets and liabilities taking into account the commercial risk inherent in its product portfolio as detailed in the Chief Executive's Review on pages 6 to 9.

At 31 March 2005, the Group held net cash balances of £7,275,000. Of this amount, £6,392,000 was invested in overnight money market deposits so as to maximise returns received.

Foreign Currency Risk

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. The Group has overseas subsidiaries in the USA and Australia whose revenues, expenses, assets and liabilities are denominated in US dollars and Australian dollars respectively. In order to protect the Group's Sterling balance sheet from movements in exchange rates, Group companies have borrowed funds in their local currency.

The Company has decided to opt to exclude short term trade debtors and creditors from the following analyses (other than the currency exposure disclosures) as allowed under FRS 13.

Financial Assets

Financial assets comprise cash balances and money market deposits which attract variable rates of interest which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March 2005 £'000	31 March 2004 £'000
Financial assets by currency:		
Sterling	**6,655**	2,861
US dollar	**151**	392
Australian dollar	**469**	54
	7,275	3,307

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group has an undrawn overdraft facility of £2,000,000 available at 31 March 2005 (2004: £2,000,000) which was secured by a mortgage on the Group's property in Wales and a floating charge over the assets of the Group.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2005:

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities £'000	Floating rate financial liabilities £'000	Non interest bearing financial liabilities £'000	31 March 2005 Total £'000
Currency						
Sterling	4.7	6.6	5,392	54	–	5,446
US dollar	–	–	–	157	–	157
Australian dollar	1.0	8.2	149	200	33	382
Total	**4.6**	**6.6**	**5,541**	**411**	**33**	**5,985**

The Group held the following financial liabilities at 31 March 2004:

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities £'000	Floating rate financial liabilities £'000	Non interest bearing financial liabilities £'000	31 March 2004 Total £'000
Currency						
Sterling	5.9	6.4	8,865	76	–	8,941
US dollar	–	–	–	348	–	348
Australian dollar	1.8	7.8	100	305	33	438
Total	5.8	6.5	8,965	729	33	9,727

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 16.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of the convertible unsecured loan note, based on the fair value of the underlying shares (assuming conversion), was £7,539,000 compared to a book value of £3,827,000 (2004: £15,120,000 and £7,092,000 respectively). The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of £458,000, compared to a book value of £75,000 (2004: asset of £1,552,000, compared to a book value of £323,000). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency Profile

The main functional currencies of the Group are Sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved.

	31 March 2005						
	Sterling denominated £'000	Australian dollar denominated £'000	US dollar denominated £'000	Euro denominated £'000	Canadian dollar denominated £'000	Yen denominated £'000	Total £'000
Functional Currency							
Sterling	–	2,476	1,494	(233)	(3)	(76)	3,658
US dollar	(2)	–	–	(377)	–	–	(379)
Australian dollar	–	–	–	–	–	–	–
Total	**(2)**	**2,476**	**1,494**	**(610)**	**(3)**	**(76)**	**3,279**

	31 March 2004						
	Sterling denominated £'000	Australian dollar denominated £'000	US dollar denominated £'000	Euro denominated £'000	Canadian dollar denominated £'000	Yen denominated £'000	Total £'000
Functional Currency							
Sterling	–	861	(91)	(218)	(42)	(22)	488
US dollar	(1,040)	–	–	–	–	–	(1,040)
Australian dollar	–	–	–	–	–	–	–
Total	(1,040)	861	(91)	(218)	(42)	(22)	(552)

Hedging

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2005, there were unrecognised profits of £383,000 (2004: unrecognised profits of £1,229,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

Independent Auditors' Report to the **Shareholders of Protherics PLC**



We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in note 1 'Accounting policies'. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the chief executives review, the financial review, the corporate responsibility statement and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2005 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
7 June 2005

Statement of **Directors' Responsibilities**

for the year ended 31 March 2005

United Kingdom Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- *prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.*

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Protherics website are the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Summary

	2005	2004	2003	2002	2001
	£'000	£'000	£'000	£'000	£'000
Turnover	**18,839**	21,019	11,270	7,924	4,186
(Loss)/profit for the financial year	**(2,587)**	1,265	(238)	2,867	(6,206)

Notice of **Annual General Meeting**

Notice is hereby given that the Annual General Meeting of Protherics PLC will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA, on Wednesday 20 July, 2005 at 12.30 p.m., for the following purposes:

ORDINARY BUSINESS

1. To receive the accounts for the financial year ended 31 March 2005, together with the reports of the directors and auditors thereon. **(Resolution 1)**

2. To reappoint PricewaterhouseCoopers LLP as auditors of the Company. **(Resolution 2)**

3. To authorise the directors to set the remuneration of the auditors. **(Resolution 3)**

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions of which numbers 4, 5 and 6 will be proposed as ordinary resolutions and numbers 7 and 8 will be proposed as special resolutions:

4. To approve the directors' remuneration report for the financial year ended on 31 March 2005. **(Resolution 4)**

5. To increase the authorised share capital of the Company from £6,757,500.16 to £7,000,000.00 by the creation of an additional 12,124,992 ordinary share of 2p each. **(Resolution 5)**

6. That the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") , to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £1,615,761, this authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2006 (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). **(Resolution 6)**

7. Subject to the passing of resolution 6 above that the directors be and are hereby empowered pursuant to section 95(1) of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 6 above as if section 89(1) of the Act did not apply to any such allotment;

   provided that such power shall be limited to the allotment of equity securities:

   (i) in connection with a rights issue, open offer or any other pro-rata offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements, treasury shares or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

   (ii) otherwise than pursuant to paragraph (i) of this resolution, up to an aggregate nominal amount of £484,728,

   and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after the expiry of such power and the directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired. **(Resolution 7)**

Notice of **Annual General Meeting**

8. Subject to resolution 7 above not having been passed, that the directors be and are hereby empowered pursuant to Section 95(1) of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 6 above as if section 89(1) of the Act did not apply to any such allotment;

   provided that such power shall be limited to the allotment of equity securities:

   (i) in connection with a rights issue, open offer or any other pro-rata offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements, treasury shares or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

   (ii) otherwise than pursuant to paragraph (i) of this resolution, up to an aggregate nominal amount of £242,364,

   And this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after the expiry of such power and the directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired. **(Resolution 8)**

BY ORDER OF THE BOARD

B M Riley
Secretary

7 June 2005

Registered Office:
The Heath Technical and Business Park
Runcorn
Cheshire WA7 4QF

NOTES:

Proxies

1. Only holders of ordinary shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the company's registrar, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA, not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

Documents on display

2. The register of directors' interests in the share capital and debentures of the Company, together with copies of service agreements under which directors of the Company are employed, and copies of the terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.

Right to attend and vote

3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 (SI 2001 No 3755), the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 12.30 p.m. on 18 July, 2005, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory Notes to the **Notice of Annual General Meeting**



1. **Resolution 4.** This resolution is to approve the directors' remuneration report for the financial year ended on 31 March 2005. You can find the report on pages 17 to 24 of the annual report and accounts for the year ended 31 March 2005.

2. **Resolution 5.** This resolution, to increase the existing authorised share capital of the Company from £6,757,500.16 to £7,000,000.00 (an increase of 3.6 per cent) is necessary to provide sufficient authorised but unissued shares to satisfy the exercise of options under the Company's share option arrangements, the exercise of warrants, the conversion of the 6 per cent. unsecured convertible loan notes and upon any exercise of the authority proposed to be given by resolution 6.

3. **Resolution 6.** Your directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted at the 2004 annual general meeting is due to expire at this year's Annual General Meeting. Resolution 6 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £1,615,761, representing 33.3 per cent. of the total issued ordinary share capital of the Company as at the date of the notice of the Annual General Meeting, 7 June 2005. If given, this authority will expire at the Annual General Meeting to be held in 2006. Other than in respect of the Company's obligations under its employee share schemes and pursuant to the conversion of the 6 per cent. unsecured convertible loan notes and the exercise of existing warrants, the directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

4. **Resolution 7.** Your directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted at the last Annual General Meeting is due to expire at this year's Annual General Meeting. Accordingly, resolution No. 7 will be proposed as a special resolution to grant such authority.

   Whilst your Company does not have any immediate need to carry out an equity fundraising, we may wish to do so at some stage in the future. Share issues undertaken by means of a rights issue or placing and open offer are more expensive and time consuming than a straight cash placing. Previously your directors have sought an annual authority to disapply pre-emption rights (which would enable the Company to carry out a cash placing) in respect of up to five per cent. of the Company's issued share capital. Having carefully considered the recommendations contained in the Myner's Report on pre-emption rights published in February 2005, your board believes it is appropriate to seek greater flexibility to issue shares without further recourse to shareholders. Accordingly we are seeking authority to issue up to ten per cent. of the current issued share capital of Protherics for cash without having first to offer the shares to shareholders pro-rata to their existing shareholdings.

   Apart from rights issues, open offers or any other pro-rata offer as mentioned, the authority will be limited to the issue of shares and sales of treasury shares for cash up to an aggregate nominal value of £484,728 (being ten per cent. of the issued ordinary share capital of the Company as at the date of the notice of the Annual General Meeting, 7 June 2005). If given, this authority will expire at the conclusion of the Annual General Meeting to be held in 2006.

5. **Resolution 8.** Your directors are aware that the authority sought by paragraph (ii) of resolution 7 is novel. If shareholders are not willing to authorise the directors to issue up to ten per cent. of the current issued share capital of Protherics other than pursuant to a pro rata offer, your board would still want to have authority to make such an issue up to the more usual five per cent. level. Accordingly, resolution 8 is being proposed as a special resolution in the event that resolution 7 is not passed.

   Apart from right issues, open offers or any other pro rata offer as mentioned, the authority would be limited to the issue of shares and sales of treasury shares for cash up to an aggregate nominal value of £242,364 (being five per cent. of the issued ordinary share capital of the Company as at 7 June 2005). If given, this authority will expire at the conclusion of the Annual General Meeting to be held in 2006.

EVEN IF YOU SUPPORT THE PASSING OF RESOLUTION 7, THE DIRECTORS URGE YOU TO ALSO VOTE IN FAVOUR OF RESOLUTION 8. However, if resolution 7 is passed at the Annual General Meeting, resolution 8 will be withdrawn.

Shareholder's **Notes**

Form of **Proxy**

Protherics PLC
2005 Annual General Meeting, 20 July 2005 at 12.30 p.m.

Please read the notes below before completing this form.
Any amendments to this form should be initialled by the signatory.

I/We (name(s) in full) ....

of (address(es)) ....
being (a) member(s) of the above-named Company, hereby appoint the Chairman of the meeting, or failing him

....
as my/our proxy to vote for me/us on my/our behalf as directed below at the 2005 Annual General Meeting of the Company to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Wednesday 20 July 2005 at 12.30 p.m. and at any adjournment thereof.

Please indicate in the boxes below how you wish your votes to be cast.

		For	Against	Vote Withheld
Resolution 1	To receive the accounts and reports of the directors and auditors for the year ended 31 March 2005.			
Resolution 2	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.			
Resolution 3	To authorise the directors to set the remuneration of the auditors.			
Resolution 4	To approve the directors' remuneration report for the year ended 31 March 2005.			
Resolution 5	To increase the authorised share capital of the Company.			
Resolution 6	To authorise the directors to allot shares pursuant to section 80 of the Companies Act 1985.			
Resolution 7	To authorise the directors to disapply pre-emption rights pursuant to section 95 of the Companies Act (10%).			
Resolution 8	Subject to Resolution 7 not having been passed, to authorise the directors to disapply pre-emption rights pursuant to section 95 of the Companies Act (5%).			

Signature .... Date ....

Notes to the Form of Proxy

1. You may appoint one or more proxies of your own choice, if you are unable to attend the meeting but would like to vote. If such an appointment is made, delete the words "the Chairman of the meeting" and insert the name(s) of the person or persons appointed as proxy/proxies in the space provided. A proxy need not be a member of the Company. If no name is entered, the return of this form duly signed will authorise the Chairman of the meeting to act as your proxy.

2. In the case of a corporation, this form of proxy must be executed under its common seal or under the hand of a duly authorised officer or attorney.

3. In order that this form of proxy shall be valid, it must be deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or a copy certified in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the directors), at the Company's registrars Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA, not later than 48 hours before the time appointed for the meeting. The completion and return of a form of proxy will not, however, preclude shareholders from attending and voting in person at the meeting or at any adjournment thereof, should they wish to do so.

4. If two or more persons are jointly entitled to a share conferring the right to vote, any one of them may vote at the meeting either in person or by proxy, but if more than one joint holder is present at the meeting either in person or by proxy, the one whose name stands first in the register of members in respect of the joint holding shall alone be entitled to vote in respect thereof. In any event, the names of all joint holders should be stated on the form of proxy.

5. The "vote withheld" option is provided to enable you to instruct your proxy not to vote on any particular resolution, however, it should be noted that a "vote withheld" in this way is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution.

SECOND FOLD

BUSINESS REPLY SERVICE
Licence No. BM 3865

1

Neville Registrars Limited
Neville House
18 Laurel Lane
Halesowen
West Midlands
B63 3BR

FIRST FOLD

THIRD FOLD AND TUCK IN



protherics

Protherics PLC

The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QF

Tel +44 (0)1928 518000

Fax +44 (0)1928 518002

Web www.protherics.com

Email information@protherics.com

Registered in England No. 2459087